

MGIC Investment Corporation

Notice of 2017 Annual Meeting and Proxy Statement

2016 Annual Report to Shareholders

June 19, 2017

Dear Shareholder:

It is my pleasure to invite you to attend our Annual Meeting of Shareholders to be held at 2:00 p.m. on Wednesday, July 26, 2017, at the Corporation's headquarters in Milwaukee, Wisconsin.

At our meeting, we will ask shareholders to:

- elect ten directors,

- conduct an advisory vote to approve MGIC's executive compensation,

- conduct an advisory vote on the frequency of future advisory votes on executive compensation, and

- ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2017.

We will also report on our business.

Your vote is important. Even if you plan to attend the meeting, we encourage you to vote as soon as possible. You may vote by telephone, online or by mail. Please read our Proxy Statement for more information about our meeting and the voting process.

The Annual Report to Shareholders, which follows the Proxy Statement in this booklet, is a separate report and is not part of this Proxy Statement.

Patrick Sinks
President and Chief Executive Officer

IMPORTANT VOTING INFORMATION

If you hold your shares in "street name," meaning your shares are held in a stock brokerage account or by a bank or other nominee, you will have received a voting instruction form from that nominee containing instructions that you must follow in order for your shares to be voted. If you do not transmit your voting instructions before the Annual Meeting, your nominee can vote on your behalf on only the matter considered to be routine, which is the ratification of the appointment of our independent registered public accounting firm.

The following matters are NOT considered routine: election of directors, the advisory vote to approve our executive compensation, and the advisory vote on the frequency of holding future advisory votes on executive compensation. Your nominee is not permitted to vote on your behalf on such matters unless you provide specific instructions by following the instructions from your nominee about voting your shares and by completing and returning the voting instruction form. For your vote to be counted on such matters, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting.

Your Participation in Voting the Shares You Own is Important

Voting your shares is important to ensure that you have a say in the governance of your company and to fulfill the objectives of the majority voting standard that we apply in the election of directors. Please review the proxy materials and follow the relevant instructions to vote your shares. We hope you will exercise your rights and fully participate as a shareholder in the future of MGIC Investment Corporation.

More Information is Available

If you have any questions about the proxy voting process, please contact the bank, broker or other nominee through which you hold your shares. The Securities and Exchange Commission ("SEC") also has a website (www.sec.gov/spotlight/proxymatters.shtml) with more information about voting at annual meetings. Additionally, you may contact our Investor Relations personnel at (414) 347-6480.

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 26, 2017**

Our Proxy Statement and 2016 Annual Report to Shareholders are available at http://mtg.mgic.com/proxyinfo. Your vote is very important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may vote your shares via a toll-free telephone number, over the Internet, or by completing, signing, dating and returning your proxy card or voting instruction form in the pre-addressed envelope provided. No postage is required if your proxy card or voting instruction form is mailed in the United States. If you attend the meeting, you may vote in person, even if you have previously voted by telephone, over the Internet or by mailing your proxy card. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares.



MGIC INVESTMENT CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

The Annual Meeting of Shareholders of MGIC Investment Corporation will be held at 270 East Kilbourn Avenue in Milwaukee, Wisconsin, on July 26, 2017, at 2:00 p.m., to vote on the following matters:

(1) Election of the ten directors named in the Proxy Statement, each for a term ending at the Annual Meeting in 2018;

(2) An advisory vote to approve our executive compensation;

(3) An advisory vote on the frequency of holding future advisory votes on executive compensation;

(4) Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2017; and

(5) Any other matters that properly come before the meeting.

Only shareholders of record at the close of business on June 2, 2017, will be entitled to vote at the Annual Meeting and any postponement or adjournment of the meeting.

By Order of the Board of Directors

Jeffrey H. Lane, Secretary
June 19, 2017

YOUR VOTE IS IMPORTANT
PLEASE PROMPTLY VOTE VIA TOLL-FREE TELEPHONE NUMBER, ONLINE
OR BY COMPLETING, SIGNING, DATING AND RETURNING
YOUR PROXY CARD OR VOTING INSTRUCTION FORM

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights information contained elsewhere in our Proxy Statement and does not contain all of the information you should consider. Please review the Company's complete Proxy Statement before voting. **Please refer to our Glossary of Terms and Acronyms in Appendix B to this Proxy Statement for definitions of certain capitalized terms**.

VOTING MATTERS AND BOARD RECOMMENDATIONS

Proposal	Voting Matter	More Information	Board Vote Recommendation
1	Election of Ten Director Nominees	Page 19	FOR each Director Nominee
2	Advisory Vote on Executive Compensation	Page 22	FOR
3	Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation	Page 52	FOR Annual Votes
4	Ratification of Independent Registered Public Accounting Firm	Page 53	FOR

BUSINESS HIGHLIGHTS

Through our subsidiary Mortgage Guaranty Insurance Corporation, we are a leading provider of mortgage insurance to lenders throughout the United States and to Fannie Mae and Freddie Mac (the "GSEs"). In 2016, our total revenues were $1.1 billion and as of December 31, 2016, our primary insurance in force, an important driver of our future revenues, was $182.0 billion. In 2016, the Company continued to deliver outstanding results for its shareholders as shown by the financial metrics below. These metrics, among others, were considered when determining the 2016 bonuses of our NEOs.

Net Operating Income per Diluted Share[1]



New Insurance Written[2]



(1)   Net Operating Income per Diluted Share is a non-GAAP measure of performance. For a description of how we calculate this measure and for a reconciliation of this measure to its nearest comparable GAAP measure, see Appendix A to this Proxy Statement.

(2)   New insurance written refers to direct new insurance written (before the effects of reinsurance).

In 2016, the Company also achieved favorable results against various business objectives, including those listed below. These objectives are among the business objectives used to determine the 2016 bonuses of our NEOs.

Business Objective	Results
Capital Position - *Manage capital with consideration of compliance requirements; access to, levels and mix of sources of capital; and financial flexibility.* ▶	• Our principal subsidiary, MGIC, was upgraded to investment grade by Moody's and S&P. • We re-entered the non-convertible senior debt markets for the first time in 10 years, issuing senior notes and using a portion of the proceeds to repurchase convertible notes. • We eliminated 66 million potentially dilutive shares through the transaction listed above and other transactions during the year.
Prudently Grow Insurance in Force - *Manage the 2016 book of business by product, geography and customer to produce a desirable volume and mix.* ▶	• Grew flow insurance in force by more than 5%. • Wrote more than 80% of new insurance written with FICO scores 700 and greater. • Had an 18% market share while maintaining pricing discipline in an intensely competitive lender-paid mortgage insurance market.

OUR BOARD NOMINEES

Name	Age	Director Since	Primary Occupation	Independent	Committee Memberships
Daniel A. Arrigoni	66	2013	Former President and CEO of U.S. Bank Home Mortgage Corp.	✓	• Audit • Risk Management
Cassandra C. Carr	72	2013	Consultant; Former Global Vice Chair of Talent at Hill+Knowlton Strategies	✓	• MDNG * • Risk Management
C. Edward Chaplin	60	2014	Former President and CFO of MBIA Inc.	✓	• Risk Management • Securities Investment
Curt S. Culver	65	1999	Chairman of the Board Former CEO of MGIC Investment Corp.		• Executive
Timothy A. Holt ✦	64	2012	Former SVP and Chief Investment Officer of Aetna, Inc.	✓	• Audit • Securities Investment (C)
Kenneth M. Jastrow, II	70	1994	Lead Independent Director Corporate Director and Private Investor; Former Chairman & CEO of Temple-Inland Inc.	✓	• Executive • MDNG * (C)
Michael E. Lehman ✦	66	2001	Interim Chief Information Officer and Special Advisor to the Chancellor of the University of Wisconsin; Former EVP and CFO of Sun Microsystems, Inc.	✓	• Audit (C) • MDNG *
Gary A. Poliner	64	2013	Former President of The Northwestern Mutual Life Insurance Company	✓	• Audit • Risk Management (C) • Securities Investment
Patrick Sinks	60	2014	CEO of MGIC Investment Corp.		• Executive (C)
Mark M. Zandi	58	2010	Chief Economist of Moody's Analytics, Inc.	✓	• Risk Management

✦ = Audit Committee Financial Expert

* = Management Development, Nominating and Governance Committee

C = Committee Chair

COMPENSATION HIGHLIGHTS

Pay Mix. A large percentage of our CEO's compensation is at-risk, performance-based compensation.


CEO 2016 Pay Mix (% of TDC)
Long Term Equity Awards*: 35.5%
Base Salary: 17.5%
Cash Incentive: 47.0%

* Stock Price on 2016 grant date = $5.66
At-Risk Performance-Based Pay: 82.5%


CEO 2015 Pay Mix (% of TDC)
Base Salary: 12.6%
Long Term Equity Awards**: 51.4%
Cash Incentive: 36.0%

** Stock Price on 2015 grant date = $8.43
At-Risk Performance-Based Pay: 87.4%

Recent Changes. At our 2015 and 2016 Annual Meetings, 99% of the Say on Pay votes cast were in support of the compensation of our NEOs. Despite this high level of support, in 2016 and 2017, we further aligned our executive compensation program with the interests of shareholders as follows:

- We eliminated any retesting feature for all equity awards (2016, retroactive to 2014-2016 awards). See "Components of our Executive Compensation Program — 2016 and 2015 Other Long-Term Equity Awards — CR (Combined Ratio) Awards" in our CD&A, page 38.
- We changed our 2017 equity awards to:
  - Establish three-year cliff vesting for all equity grants,
  - Reduce the number of annual equity award shares due to a sustained increase in our stock price, and
  - Tie vesting of 100% of the CEO’s annual equity awards (and the awards of all Executive Vice Presidents) to achievement of a performance goal relating to increased book value per share.

  For more information about these changes, see "Components of our Executive Compensation Program — 2017 Long-Term Equity Awards" in our CD&A, page 39.
- We increased stock ownership guidelines (2017). See "Other Aspects of our Executive Compensation Program — Stock Ownership Guidelines" in our CD&A, page 39.



**MGIC Investment Corporation
P.O. Box 488
MGIC Plaza, 250 East Kilbourn Avenue
Milwaukee, WI 53201**

PROXY STATEMENT

Our Board of Directors is soliciting proxies for the Annual Meeting of Shareholders to be held at 2:00 p.m., Wednesday, July 26, 2017, at 270 East Kilbourn Avenue, Milwaukee, Wisconsin, and at any postponement or adjournment of the meeting. In this Proxy Statement we sometimes refer to MGIC Investment Corporation as "the Company," "we" or "us." This Proxy Statement and the enclosed form of proxy are being mailed to shareholders beginning on June19, 2017. Our Annual Report to Shareholders for the year ended December 31, 2016, which follows the Proxy Statement in this booklet, is a separate report and is not part of this Proxy Statement. If you have any questions about attending our Annual Meeting, you can call our Investor Relations personnel at (414) 347-6480.

ABOUT THE MEETING AND PROXY MATERIALS

What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will act on the matters outlined in our notice of meeting preceding the Table of Contents, including the election of the ten directors named in the Proxy Statement, an advisory vote to approve our executive compensation, an advisory vote on the frequency of future advisory votes on executive compensation and ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2017. In addition, management will report on our performance during the last year and, after the meeting, respond to questions from shareholders.

Who is entitled to vote at the meeting?

Only shareholders of record at the close of business on June 2, 2017, the record date for the meeting, are entitled to receive notice of and to participate in the Annual Meeting. For each share of Common Stock that you held on that date, you are entitled to one vote on each matter considered at the meeting. On the record date, 370,556,561 shares of Common Stock were outstanding and entitled to vote.

What is a proxy?

A proxy is another person you legally designate to vote your shares. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card.

How do I vote my shares?

Please contact our Investor Relations personnel at (414) 347-6480 if you would like directions on attending the Annual Meeting and voting in person. At our meeting, you will be asked to show some form of identification (such as your driving license).

Shareholders of Record: If you are a shareholder of record, meaning your shares are registered directly in your name with Wells Fargo Bank Minnesota, N.A., our stock transfer agent, you may vote your shares in one of three ways:

- **By Telephone** — Shareholders of record who live in the United States or Canada may submit proxies by telephone by calling 1-866-883-3382 and following the instructions. Shareholders of record must have the control number that appears on their proxy card available when voting.

- **Online** — You may submit proxies online by following the instructions on the proxy card.

- **By Mail** — Shareholders may submit proxies by completing, signing and dating their proxy card and mailing it in the accompanying pre-addressed envelope.

If you attend the meeting, you may withdraw your proxy and vote your shares in person.

"Street Name" Holders: If you hold your shares in "street name," meaning your shares are held in a stock brokerage account or by a bank or other nominee, your broker, bank or nominee has enclosed or provided a voting instruction form for you to use to direct the broker, bank or nominee how to vote your shares. Certain of these institutions offer telephone and online voting.

Participants in our Profit Sharing and Savings Plan: If you hold shares as a participant in our Profit Sharing and Savings Plan, you may instruct the plan trustee how to vote those shares in any one of three ways:

- **By Telephone** — If you live in the United States or Canada, you may submit a proxy by telephone by calling 1-866-883-3382 and following the instructions. You must have the control number that appears on your proxy card available when voting.

- **Online** — You may submit a proxy online by following the instructions on the proxy card.

- **By Mail** — You may submit a proxy by completing, signing and dating your proxy card and mailing it in the accompanying pre-addressed envelope.

The plan trustee will vote shares held in your account in accordance with your instructions and the plan terms. The plan trustee may or may not vote the shares for you if your instructions are not received at least three business days before the Annual Meeting date.

Can I change my vote after I return my proxy card?

Yes. If you are a shareholder of record, you can revoke your proxy at any time before your shares are voted by advising our corporate Secretary in writing, by granting a new proxy with a later date, or by voting in person at the meeting. If your shares are held in street name by a broker, bank or nominee, or in our Profit Sharing and Savings Plan, you must follow the instructions of the broker, bank, nominee or plan trustee on how to change your vote.

How are the votes counted?

A quorum is necessary to hold the meeting and will exist if a majority of the 370,556,561 shares of Common Stock outstanding on the record date are represented, in person or by proxy, at the meeting. Votes cast by proxy or in person at the meeting will be counted by Wells Fargo Bank Minnesota, N.A., which has been appointed by our Board to act as inspector of election for the meeting. All shares voted by proxy are counted as present for purposes of establishing a quorum, including those that abstain or as to which the proxies contain "broker non-votes" as to one or more items.

"Broker non-votes" occur when a broker or other nominee does not vote on a particular matter because the broker or other nominee does not have authority to vote without instructions from the beneficial owner of the shares and has not received such instructions. Broker non-votes will not be counted as votes for or against any matter. Brokers and other nominees have discretionary authority to vote shares without instructions from the beneficial owner of the shares only for matters considered routine. For the 2017 Annual Meeting, nominees will only have discretionary authority to vote shares on the ratification of the appointment of the independent registered public accounting firm without instructions from the beneficial owner.

What are the Board's recommendations?

Our Board of Directors recommends a vote **FOR** all of the nominees for director (Item 1), **FOR** approval of our executive compensation (Item 2), **FOR** holding the advisory vote on executive compensation annually (Item 3), and **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2017 (Item 4).

If you sign and return a proxy card or voting instruction form without specifying how you want your shares voted, the named proxies will vote your shares in accordance with the recommendations of the Board for all Items and in their best judgment on any other matters that properly come before the meeting.

Will any other items be acted upon at the Annual Meeting?

The Board does not know of any other business to be presented at the Annual Meeting. No shareholder proposals will be presented at this year's Annual Meeting.

What are the deadlines for submission of shareholder proposals for the next Annual Meeting?

Shareholders may submit proposals on matters appropriate for shareholder action at future Annual Meetings by following the SEC's rules. Proposals intended for inclusion in next year's proxy materials must be received by our Secretary no later than February 20, 2018.

Under our Amended and Restated Bylaws ("Bylaws"), a shareholder who wants to bring business before the Annual Meeting that has not been included in the proxy materials for the meeting, or who wants to nominate directors at the meeting, must be eligible to vote at the meeting and give written notice of the proposal to our corporate Secretary in accordance with the procedures contained in our Bylaws. For the 2018 Annual Meeting, the notice must be received by the Secretary no later than May 4, 2018, and no earlier than April 10, 2018. For director nominations, the notice must comply with our Bylaws and provide the information required to be included in the Proxy Statement for individuals nominated by our Board. For any other proposals, the notice must describe the proposal and why it should be approved, identify any material interest of the shareholder in the matter, and include other information required by our Bylaws.

The dates given above under the SEC's rules and our Bylaws assume our 2018 Annual Meeting is held in July. If the date of the Annual Meeting is advanced, we will publicly announce the new Annual Meeting date (which may be done by a Current Report on Form 8-K filed with the SEC) and the new dates under the SEC's rules and our Bylaws.

Who pays to prepare, mail and solicit the proxies?

We will pay the cost of soliciting proxies. In addition to soliciting proxies by mail, our employees may solicit proxies by telephone, email, facsimile or personal interview. We have also engaged D.F. King & Co., Inc. to provide proxy solicitation services for a fee of $14,000, plus expenses such as charges by brokers, banks and other nominees to forward proxy materials to the beneficial owners of our Common Stock.

STOCK OWNERSHIP

The following table shows the amount of our Common Stock held by persons who were beneficial owners of more than 5% of our shares as of December 31, 2016, based on information filed with the SEC. The "Percent of Class" reflects the percentage of our Common Stock outstanding as of June 2, 2017, represented by such shares.

Name	Shares Beneficially Owned	Percent of Class
The Vanguard Group, Inc.[1] 100 Vanguard Boulevard, Malvern, PA 19355	29,213,614	7.9%
Wellington Management Group LLP[2] 280 Congress Street, Boston, MA 02210	25,455,429	6.9%
BlackRock, Inc.[3] 55 East 52nd Street, New York, NY 10055	21,949,111	5.9%

(1) The Vanguard Group, Inc. reported ownership as of December 31, 2016, on behalf of itself and certain subsidiaries. It reported that it had sole dispositive power for 28,786,505 shares and shared dispositive power for 427,109 shares. It further reported that it had sole voting power for 408,728 shares and shared voting power for 36,172 shares.

(2) Wellington reported ownership as of December 31, 2016, on behalf of itself and several subsidiaries. It reported that it had sole dispositive power for no shares and shared dispositive power for 25,455,429 shares. It further reported that it had sole voting power for no shares and shared voting power for 17,314,761 shares.

(3) BlackRock, Inc. reported ownership as of December 31, 2016, on behalf of itself and several subsidiaries. It reported that it had sole dispositive power for 21,949,111 shares and shared dispositive power for no shares. It further reported that it had sole voting power for 21,166,697 shares and shared voting power for no shares.

The following table shows the amount of our Common Stock beneficially owned by each of our directors and NEOs, and by all directors and executive officers as a group, as of June 2, 2017. Unless otherwise noted, the persons listed in the table have sole voting and investment power over their shares.

Name of Beneficial Owner	Common Stock Owned Directly[1]	Common Stock Owned Indirectly[2]	Restricted Stock and Common Stock Underlying RSUs[3]	Total Number of Shares Beneficially Owned	Director Deferred Stock Units / Additional Underlying Units	Total Shares Beneficially Owned Plus Underlying Units
Daniel A. Arrigoni	—	20,000	—	20,000	9,606[4]	29,606
Cassandra C. Carr	5,000	—	—	5,000	32,604[4]	37,604
C. Edward Chaplin	10,000	—	—	10,000	55,432[4]	65,432
Curt S. Culver	1,521,659	40,000	—	1,561,659	9,606[4]	1,571,265
Timothy A. Holt	20,000	—	—	20,000	67,953[4]	87,953
Kenneth M. Jastrow, II	1,146	—	31,552	32,698	39,742[4]	72,440
Michael E. Lehman	19,939	—	3,050	22,989	10,987[4]	33,976
Gary A. Poliner	—	—	—	—	94,451[4]	94,451
Mark M. Zandi	—	—	—	—	51,114[4]	51,114
Patrick Sinks	969,867	10,616	—	980,483	675,921[5]	1,656,404
Timothy M. Mattke	204,497	866	—	205,363	231,744[5]	437,107
Gregory A. Chi	119,950	—	—	119,950	84,413[5]	204,363
Jeffrey H. Lane	595,205	—	—	595,205	231,744[5]	826,949
Stephen C. Mackey	27,087	—	10,000	37,087	201,776[5]	238,863
All Directors and Executive Officers as a Group (16 Persons)	3,583,770	172,145	44,602	3,800,517[6]	2,099,679	5,900,196

(1) Includes shares for which investment power is shared as follows: Mr. Chi — 119,950; all directors and executive officers as a group — 119,950.

(2) Includes shares held in our Profit Sharing and Savings Plan as follows: Mr. Sinks — 10,616; Mr. Mattke — 866; and all executive officers as a group — 14,487. Also includes shares held by a family trust affiliated with: Mr. Arrigoni — 20,000; Mr. Culver — 40,000; and all

directors and executive officers as a group — 157,658.

(3) Includes:

- Shares underlying restricted stock units ("RSUs") which were issued to our non-management directors pursuant to our former RSU award program (See "Compensation of Directors — Former RSU Award Program" in our 2015 Proxy Statement filed with the SEC on March 24, 2015 ("our 2015 Proxy Statement")) and could be settled in shares of Common Stock within 60 days of the record date as follows: Mr. Jastrow — 3,050 and Mr. Lehman — 3,050. Directors have neither voting nor investment power over the shares underlying any of these units.
- 19,769 shares underlying RSUs which are held by Mr. Jastrow under the Deposit Share Program for Non-Employee Directors under our 2002 Stock Incentive Plan (See "Compensation of Directors — Former Deposit Share Program" in our 2015 Proxy Statement) and could be settled in shares of Common Stock within 60 days of the record date. Mr. Jastrow has neither voting nor investment power over the shares underlying any of these units.
- 6,733 shares of restricted stock that Mr. Jastrow held under the Deposit Share Program for Non-Employee Directors under our 1991 and 2002 Stock Incentive Plans. Mr. Jastrow has sole voting power and no investment power over these shares.
- 2,000 shares held by Mr. Jastrow under our 1993 Restricted Stock Plan for Non-Employee Directors. (See "Compensation of Directors — Former Restricted Stock Plan" in our 2015 Proxy Statement). Mr. Jastrow has sole voting power and no investment power over these shares.

(4) Represents share equivalents held under our Deferred Compensation Plan for Non-Employee Directors (See "Compensation of Directors — Deferred Compensation Plan and Annual Grant of Share Units" below) over which the directors have neither voting nor investment power.

(5) Represents shares underlying stock-settled RSUs that cannot be settled in Common Stock within 60 days of the record date. For all directors and executive officers as a group — 1,728,184.

(6) As of June 2, 2017, no individual director or executive officer beneficially owned more than 1% of the Common Stock outstanding, and all directors and executive officers as a group beneficially owned 1.03% of the shares of Common Stock outstanding.

CORPORATE GOVERNANCE AND BOARD MATTERS

The Board of Directors oversees the management of the Company and our business. The Board selects our CEO and in conjunction with our CEO selects the rest of our senior management team, which is responsible for operating our business.

Corporate Governance Guidelines and Code of Business Conduct

The Board has adopted Corporate Governance Guidelines, which set forth a framework for our governance. The Guidelines cover the Board's composition, leadership, meeting process, director independence, Board membership criteria, committee structure, succession planning and director compensation. Among other things, the Board meets in executive session outside the presence of any member of our management after at least two Board meetings at which directors are present in person and at any additional times determined by the Board or the Lead Director. Mr. Jastrow presides at these sessions and has served as the Board's Lead Director since the position was created in October 2009. See " — Board Leadership" for information about the Lead Director's responsibilities and authority. The Corporate Governance Guidelines provide that a director shall not be nominated by the Board for re-election if at the date of the Annual Meeting of Shareholders, the director is age 74 or more. The Corporate Governance Guidelines also provide that a director who retires from his principal employment or joins a new employer shall offer to resign from the Board. Unless the Board determines that a Chief Executive Officer who is Chairman of the Board should continue as Chairman of the Board after his or her tenure as Chief Executive Officer, a director who is an officer of the Company or a subsidiary and leaves the Company shall resign from the Board. In July 2014, the Board determined that Mr. Culver should become non-executive Chairman of the Board upon retirement from his position as Chief Executive Officer effective February 28, 2015.

We have a Code of Business Conduct emphasizing our commitment to conducting our business in accordance with legal requirements and high ethical standards. The Code applies to all employees, including our executive officers, and specified portions are applicable to our directors. Certain portions of the Code that apply to transactions with our executive officers, directors, and their immediate family members are described under "Other Matters – Related Person Transactions" below. These descriptions are subject to the actual terms of the Code.

Our Corporate Governance Guidelines and our Code of Business Conduct are available on our website (http://mtg.mgic.com) under the "Leadership & Governance; Corporate Governance" links. Written copies of these documents are available to any shareholder who submits a written request to our Secretary. We intend to disclose on our website any waivers from, or amendments to, our Code of Business Conduct that are subject to disclosure under applicable rules and regulations.

Director Independence

Our Corporate Governance Guidelines regarding director independence provide that a director is not independent if the director has any specified disqualifying relationship with us. The disqualifying relationships are equivalent to those of the independence rules of the New York Stock Exchange ("NYSE"), except that our disqualification for board interlocks is more stringent than under the NYSE rules. Also, for a director to be independent under the Guidelines, the director may not have any material relationship with us. For purposes of determining whether a disqualifying or material relationship exists, we consider relationships with MGIC Investment Corporation and its consolidated subsidiaries.

The Board has determined that all of our directors except for Mr. Culver, our former CEO, and Mr. Sinks, our current CEO, are independent under the Guidelines and the NYSE rules. The Board made its independence determinations by considering whether any disqualifying relationships existed during the periods specified under the Guidelines and the NYSE rules. To determine that there were no material relationships, the Board applied categorical standards that it had adopted and incorporated into our Corporate Governance Guidelines. All independent directors met these standards. Under these standards, a director is not independent if payments under transactions between us and a company of which the director is an executive officer or 10% or greater owner exceeded the greater of $1 million or 1% of the other company's gross revenues. Payments made to and payments made by us are considered separately, and this quantitative threshold is applied to transactions that occurred in the three most recent fiscal years of the other company. Also under these standards, a director is not independent if during our last three fiscal years the director:

- was an executive officer of a charity to which we made contributions, or

- was an executive officer or member of a law firm or investment banking firm providing services to us, or

- received any direct compensation from us other than as a director, or if during such period a member of the director's immediate family received compensation from us.

In making its independence determinations, the Board considered payments we made to Moody's Analytics (of which Dr. Zandi is an executive officer) for research and subscription services for Moody's Economy.com and related publications, and payments to Moody's Investors Service for credit rating services. These transactions were below the quantitative threshold contained in our Corporate Governance Guidelines and were entered into in the ordinary course of business by us, Moody's Analytics and Moody's Investors Service.

Board Leadership

Mr. Culver serves as non-executive Chairman of the Board and Mr. Jastrow serves as Lead Director. Under this structure, the Chairman chairs Board meetings, where the Board discussion includes strategic and business issues. The Board believes that this approach makes sense at this time because Mr. Culver, as our former CEO, is intimately familiar with our business and strategic plans as reviewed by the Board. Mr. Culver has been with us since 1985, and served as Chief Executive Officer from 2000 until his retirement on February 28, 2015, when he became our non-executive Chairman of the Board.

Because the Board also believes that strong, independent Board leadership is a critical aspect of effective corporate governance, the Board maintains the position of Lead Director. The Lead Director is an independent director selected by the independent directors. Mr. Jastrow has served as the Lead Director since the position was established in 2009. The Lead Director's responsibilities and authority include:

- presiding at all meetings of the Board at which the Chairman is not present;

- having the authority to call and lead executive sessions of directors without the presence of any director who is an officer (or if determined by the Board, a former officer) (the Board meets in executive session after at least two Board meetings each year);

- serving as a conduit between the CEO and the independent directors to the extent requested by the independent directors;

- serving as a conduit for the Board's informational needs, including proposing topics for Board meeting agendas; and

- being available, if requested by major shareholders, for consultation and communication.

The Board believes that a leader intimately familiar with our business and strategic plans serving as Chairman, together with an experienced and engaged Lead Director, is the most appropriate leadership structure for the Board at this time. The Board reviews periodically the structure of the Board and the Board's leadership.

Communicating with the Board

Shareholders and other interested persons can communicate with members of the Board, non-management members of the Board as a group or the Lead Director, by sending a written communication to our Secretary, addressed to: MGIC Investment Corporation, Secretary, P.O. Box 488, Milwaukee, WI 53201. The Secretary will pass along any such communication, other than a solicitation for a product or service, to the Lead Director.

COMMITTEE MEMBERSHIP AND MEETINGS

The Board of Directors held six meetings during 2016. Each director attended at least 75% of the meetings of the Board and committees of the Board on which he or she served during 2016. The Annual Meeting of Shareholders is scheduled in conjunction with a Board meeting and, as a result, directors are expected to attend the Annual Meeting. All of our directors attended the 2016 Annual Meeting of Shareholders.

The Board has five standing committees: Audit; Management Development, Nominating and Governance; Risk Management; Securities Investment; and Executive. Information regarding these committees is provided below. Each of the Audit, Management Development, Nominating and Governance, Risk Management and Securities Investment Committees consists entirely of independent directors and the charters for those committees are available on our website (http://mtg.mgic.com) under the "Leadership & Governance; Corporate Governance" links. Written copies of these charters are available to any shareholder who submits a written request to our Secretary. The functions of the Executive Committee are established under our Bylaws and are described below.

Current committee membership and the number of 2016 committee meetings are identified below.

	Audit	Executive	Management Development, Nominating and Governance	Risk Management	Securities Investment
Daniel A. Arrigoni	●			●	
Cassandra C. Carr			●	●	
C. Edward Chaplin				●	●
Curt S. Culver			●		
Timothy A. Holt	●				C
Kenneth M. Jastrow, II		●	C		
Michael E. Lehman	C		●		
Gary A. Poliner	●			C	●
Patrick Sinks		C			
Mark M. Zandi				●	
2016 Meetings	15	0	6	6	7

C = Committee Chair

Audit Committee

The Audit Committee assists the oversight by the Board of Directors of the integrity of MGIC Investment Corporation's financial statements, the effectiveness of its system of internal controls, the qualifications, independence and performance of its independent accountants, the performance of its internal audit function, and its compliance with legal and regulatory requirements. The Committee supports the Board's role in overseeing the risks facing the Company, as described in more detail below under "Board Oversight of Risk."

All members of the Audit Committee meet the heightened independence criteria that apply to Audit Committee members under SEC and NYSE rules. The Board has determined that Messrs. Holt and Lehman are "audit committee financial experts" as defined in SEC rules.

Management Development, Nominating and Governance Committee

The Management Development, Nominating and Governance Committee is responsible for overseeing our executive compensation program, including approving corporate goals relating to compensation for our CEO, determining our CEO's annual compensation and approving compensation for our other senior executives. The Committee prepares the Compensation Committee Report and reviews the Compensation Discussion and Analysis included in our Proxy Statement. The Committee also makes recommendations to the Board regarding the compensation of directors. The Committee may delegate its responsibilities to subcommittees of the Committee.

The Committee receives information that includes: detailed breakdowns of the compensation of the NEOs, the amount, if any, that our NEOs realized in at least the previous five years pursuant to sales of shares awarded under equity grants; the total amount of stock and RSUs held by each NEO (RSUs are sometimes referred to in this Proxy Statement as "restricted equity"); and the other compensation information disclosed in this Proxy Statement under the SEC's rules. The Committee supports the Board's role in overseeing the risks facing the Company, as described in more detail below under "Board Oversight of Risk."

The Committee has retained Frederic W. Cook & Co. (the "Compensation Consultant"), a nationally recognized executive compensation consulting firm, to advise it. The Committee retains the Compensation Consultant to, among other things, help it evaluate and oversee our executive compensation program and review the compensation of our directors. The scope of the Compensation Consultant's services during 2016 is described under "Role of the Compensation Consultant" in our Compensation Discussion and Analysis below. In providing its services to the Committee, the Compensation Consultant regularly interacts with our senior management. The Compensation Consultant does not provide any services to us. The Committee has assessed the independence of the Compensation Consultant pursuant to SEC and NYSE rules and concluded that its work for the Committee does not raise any conflict of interest.

The Committee also evaluates the annual performance of the CEO, oversees the CEO succession planning process, and makes recommendations to the Board to fill open director and committee member positions. In addition, the Committee reviews our Corporate Governance Guidelines and oversees the Board's self-evaluation process. Finally, the Committee identifies new director candidates through recommendations from Committee members, other Board members and our executive officers, and will consider candidates who are recommended by shareholders.

Shareholders may recommend a director candidate for consideration by the Committee by submitting background information about the candidate, a description of his or her qualifications and the candidate's consent to being recommended as a candidate. If the candidate is to be considered for nomination at the next annual shareholders meeting, the submission must be received by our corporate Secretary in writing no later than December 1 of the year preceding the meeting. Information on shareholder nominations is provided under "About the Meeting and Proxy Materials" in response to the question *"What are the deadlines for submission of shareholder proposals for the next Annual Meeting?"*

The Committee evaluates new director candidates under the criteria described under "Director Selection" as well as other factors the Committee deems relevant, through background reviews, input from other members of the Board and our executive officers, and personal interviews with the candidates attended by at least the Committee Chair. The Committee will evaluate any director candidates recommended by shareholders using the same process and criteria that apply to candidates from other sources.

All members of the Management Development, Nominating and Governance Committee meet the heightened independence criteria that apply to compensation committee members under SEC and NYSE rules.

Risk Management Committee

The Risk Management Committee is responsible for overseeing management's operation of our mortgage insurance business, including reviewing and evaluating with management the Company's insurance programs, rates, underwriting guidelines, and external reinsurance programs, and changes in market conditions affecting our business. The Risk Management Committee supports the Board's role in overseeing the risks facing the Company, as described in more detail below under "Board Oversight of Risk."

Securities Investment Committee

The Securities Investment Committee oversees management of our investment portfolio and the investment portfolios of our employee benefit plans for which the plan document does not assign responsibility to other persons. The Committee also makes recommendations to the Board with respect to our retirement benefit plans that are available to employees generally, capital management (other than external reinsurance), including repurchase of debt and external funding. Finally, the Committee supports the Board's role in overseeing the risks facing the Company, as described in more detail below under "Board Oversight of Risk."

Executive Committee

The Executive Committee provides an alternative to convening a meeting of the entire Board should a matter arise between Board meetings that requires Board authorization. The Committee is established under our Bylaws and has all authority that the Board may exercise with the exception of certain matters that under the Wisconsin Business Corporation Law are reserved to the Board itself.

Board Oversight of Risk

Our senior management is charged with identifying and managing the risks facing our business and operations. The Board of Directors is responsible for oversight of how our senior management addresses these risks to the extent they are material. In this regard, the Board seeks to understand the material risks we face and to allocate, among the full Board and its committees, responsibilities for overseeing how management addresses the risks, including the risk management systems and processes that management uses for this purpose. Overseeing risk is an ongoing process. Accordingly, the Board periodically considers risk throughout the year and also with respect to specific proposed actions.

The Board implements its risk oversight function both as a whole and through delegation to various committees. These committees meet regularly and report back to the full Board. The following four committees play significant roles in carrying out the risk oversight function.

- The Management Development, Nominating and Governance Committee evaluates the risks and rewards associated with our compensation philosophy and programs.

- The Risk Management Committee oversees risks related to our mortgage insurance business.

- The Securities Investment Committee oversees risks related to our investment portfolio and capital management.

- The Audit Committee oversees our processes for assessing risks (other than risks overseen by other committees) and the effectiveness of our system of internal controls. In performing this function, the Audit Committee considers information from our independent registered public accounting firm and internal auditors and discusses relevant issues with management, the Internal Audit Director and the independent registered public accounting firm.

We believe that our leadership structure, discussed in "Board Leadership" above, supports the risk oversight function of the Board. Our former CEO serves as Chairman of the Board and has a wealth of experience with the risks of our Company and industry. Our current CEO is a director who keeps the Board informed about the risks we face. In addition, independent directors chair the various committees involved with risk oversight and there is open communication between senior management and directors.

Director Selection

The Board believes that the Board, as a whole, should possess a combination of skills, professional experience, and diversity of backgrounds necessary to oversee our business. In addition, the Board believes there are certain attributes every director should possess, as reflected in the Board's membership criteria. Accordingly, the Board and the Management Development, Nominating and Governance Committee consider the qualifications of directors and director candidates individually and in the broader context of the Board's overall composition and our current and future needs.

The Management Development, Nominating and Governance Committee is responsible for developing Board membership criteria and recommending these criteria to the Board. The criteria, which are set forth in our Corporate Governance Guidelines, include an inquiring and independent mind, sound and considered judgment, high standards of ethical conduct and integrity, well-respected experience at senior levels of business, academia, government or other fields, ability to commit sufficient time and attention to Board activities, anticipated tenure on the Board, and whether an individual will enable the Board to continue to have a substantial majority of independent directors. In addition, the Management Development, Nominating and Governance Committee in conjunction with the Board periodically evaluates the composition of the Board to assess the skills and experience that are currently represented on the Board, as well as the skills and experience that the Board will find valuable in the future. The Management Development, Nominating and Governance Committee seeks a variety of occupational and personal backgrounds on the Board in order to obtain a range of viewpoints and perspectives and enable the Board to have access to a diverse body of talent and expertise relevant to our activities. The Committee's and the Board's evaluation of the Board's composition enables the Board to consider the skills and experience it seeks in the Board as a whole, and in individual directors, as our needs evolve and change over time and to assess the effectiveness of the Board's efforts at pursuing diversity. In identifying director candidates from time to time, the Management Development, Nominating and Governance Committee may establish specific skills and experience that it believes we should seek in order to constitute a balanced and effective board.

We have significantly refreshed our Board over the last five years as five new directors joined our Board and six directors left, principally through retirement.

NOMINEES FOR DIRECTOR
For Term Ending at the Annual Meeting in 2018

Each nominee listed below is a director of the Company who was previously elected by the shareholders. In evaluating incumbent directors for renomination to the Board, the Management Development, Nominating and Governance Committee has considered a variety of factors. These include the Board membership criteria described under "Director Selection" above and past performance on the Board based on any feedback from other Board members.

Information about our directors who are standing for election appears below. The biographical information is as of June 2, 2017, and for each director includes a discussion about the skills and qualifications that the Board has determined support the director's continued service on the Board.



DANIEL A. ARRIGONI
Director Since: 2013
Age: 66

Committees: Audit Committee; Risk Management Committee

Daniel A. Arrigoni was President and Chief Executive Officer of U.S. Bank Home Mortgage Corp., one of the largest originators and servicers of home loans in the U.S., until his retirement in July 2013. Prior to his retirement, Mr. Arrigoni also served as an Executive Vice President of U.S. Bank, N.A. Mr. Arrigoni led the mortgage company for U.S. Bank and its predecessor companies since January 1996. Mr. Arrigoni has over 40 years of experience in the home mortgage and banking industries.

Mr. Arrigoni brings to the Board a broad understanding of the mortgage business and its regulatory environment, skill in assessing and managing credit risk, and significant finance experience, each gained from his many years of executive management in the home mortgage and banking industries.



CASSANDRA C. CARR
Director Since: 2013
Age: 72

Committees: Management, Development, Nominating & Governance Committee; Risk Management Committee

Cassandra C. Carr is a consultant. She was Global Vice Chair of Talent at Hill+Knowlton Strategies before leaving in 2012, and spent nine years as a Senior Advisor for Public Strategies, Inc., both of which firms provide public relations services. Prior to joining Public Strategies, Ms. Carr held various senior-level positions with SBC Communications, Inc., which during her tenure became one of the world's largest telecommunications companies, including Senior Executive Vice President – External Affairs, Senior Vice President – Human Resources, and Senior Vice President – Finance and Treasurer.

Ms. Carr brings to the Board significant strategic planning, regulatory and public relations consulting and executive management experience, as well as financial management experience with a public company.



C. EDWARD CHAPLIN
Director Since: 2014
Age: 60

Committees: Risk Management Committee; Securities Investment Committee

C. Edward Chaplin was President and Chief Financial Officer at MBIA Inc., a provider of financial guarantee insurance and the largest municipal bond-only insurer, from 2008 until March 2016, and remained with MBIA as Executive Vice President until his January 1, 2017 retirement. He served as a member of MBIA's Board of Directors from 2003 until 2006, when he left to become Chief Financial Officer of that company. Prior to joining MBIA, Mr. Chaplin was Senior Vice President and Treasurer of Prudential Financial Inc., a firm he joined in 1983 and for which he held various senior management positions, including Regional Vice President of Prudential Mortgage Capital Company. Mr. Chaplin also serves on the Board of Brighthouse Financial, Inc., which is a wholly-owned subsidiary of MetLife, Inc. During 2017, Brighthouse is expected to separate from MetLife and upon its separation will be a provider of life insurance and annuity products in the U.S. and a publicly-traded company.

Mr. Chaplin brings to the Board a deep understanding of the insurance and real estate industries, management and leadership skills, and financial expertise.



CURT S. CULVER
Chairman of the Board
Director Since: 1999
Age: 65

Committees: Executive Committee

Curt S. Culver was our Chairman of the Board from 2005 until his retirement as our Chief Executive Officer in 2015. He is currently our non-executive Chairman of the Board. He was our Chief Executive Officer from January 2000 and was the Chief Executive Officer of Mortgage Guaranty Insurance Corporation ("MGIC") from January 1999, in both cases until his retirement, and he held senior executive positions with us and MGIC for more than five years before he became Chief Executive Officer. He is also a director of Wisconsin Energy Corporation and its subsidiary Wisconsin Electric Power Company.

Mr. Culver brings to the Board extensive knowledge of our business and operations and a long-term perspective on our strategy.



TIMOTHY A. HOLT
Director Since: 2012
Age: 64

Committees: Audit Committee; Securities Investment Committee (Chair)

Timothy A. Holt was an executive committee member and Senior Vice President and Chief Investment Officer of Aetna, Inc., a diversified health care benefits company, when he retired in 2008 after 30 years of service. From 2004 through 2007, he also served as Chief Enterprise Risk Officer of Aetna. Prior to being named Chief Investment Officer in 1997, Mr. Holt held various senior management positions with Aetna, including Chief Financial Officer of Aetna Retirement Services and Vice President, Finance and Treasurer of Aetna. Mr. Holt also serves as a director of Virtus Investment Partners, Inc. and StanCorp Financial Group, Inc.; which was a publicly-traded insurance products company until it was acquired in March 2016.

Mr. Holt brings to the Board investment expertise, skill in assessing and managing investment and credit risk, broad-based experience in a number of areas relevant to our business, including insurance, and senior executive experience gained at a major public insurance company.



KENNETH M. JASTROW, II
Lead Director
Director Since: 1994
Age: 70

Committees: Management Development, Nominating & Governance Committee (Chair); Executive Committee

Kenneth M. Jastrow, II serves as our Lead Director. He is a corporate director and private investor. During 2007-2015, he served as a non-executive Chairman of the Board of Forestar Group Inc., which is engaged in various real estate and natural resource businesses. During 2000-2007, Mr. Jastrow served as Chairman and Chief Executive Officer of Temple-Inland Inc., a paper and forest products company, which during Mr. Jastrow's tenure also had interests in real estate and financial services. Mr. Jastrow is also a director of KB Home and Genesis Energy, LLC, the general partner of Genesis Energy, LP, a publicly-traded master limited partnership.

Mr. Jastrow brings to the Board senior executive and leadership experience gained through his service as chairman and chief executive officer at a public company with diversified business operations in sectors relevant to our operations, experience in the real estate, mortgage banking and financial services industries, and knowledge of corporate governance matters gained through his service as a non-executive chairman and on public company boards.



MICHAEL E. LEHMAN
Director Since: 2001
Age: 66

Committees: Audit Committee (Chair); Management, Development, Nominating and Governance Committee

Michael E. Lehman has served the University of Wisconsin in various capacities since March 2016, most recently as interim Chief Information Officer and Special Advisor to the Chancellor, and previously interim Vice Chancellor for Finance and Administration. He was the interim Chief Financial Officer at Ciber Inc., a global information technology company, from September 2013 until February 2014; Chief Financial Officer of Arista Networks, a cloud networking firm, from September 2012 through July 2013; and Chief Financial Officer of Palo Alto Networks, a network security firm, from April 2010 until February 2012. Prior to that, he was the Executive Vice President and Chief Financial Officer of Sun Microsystems, Inc., a provider of computer systems and professional support services, from February 2006 to January 2010, when Sun Microsystems, Inc. was acquired by Oracle Corporation. From July 2000 until his initial retirement in September 2002, he was Executive Vice President of Sun Microsystems; he was its Chief Financial Officer from February 1994 to July 2002, and held senior executive positions with Sun Microsystems for more than five years before then. During the past five years, Mr. Lehman also served as a director of Solera Holdings, Inc., until it was acquired by a private company.

Mr. Lehman brings to the Board financial and accounting knowledge gained through his service as chief financial officer of a large, multinational public company, skills in addressing the range of financial issues facing a large company with complex operations, senior executive and operational experience, and leadership skills.



GARY A. POLINER
Director Since: 2013
Age: 64

Committees: Risk Management Committee (Chair); Audit Committee; Securities Investment Committee

Gary A. Poliner was President of The Northwestern Mutual Life Insurance Company ("Northwestern Mutual"), the nation's largest direct provider of individual life insurance, and a member of its Board of Trustees, until his retirement from that company in June 2013, after more than 35 years of service. He was named President of Northwestern Mutual in 2010. Mr. Poliner also held various other senior-level positions at Northwestern Mutual, including Chief Financial Officer (2001-2008) and Chief Risk Officer (2009-2012). During a portion of 2016, Mr. Poliner served as a consultant for the Janus Funds and since June 2016, he has served as an Independent Trustee of the Janus Funds (58 funds).

Mr. Poliner brings to the Board a breadth of executive management experience in the insurance business, including risk management, and financial and insurance regulatory expertise.



PATRICK SINKS
Director Since: 2014
Age: 60

Committees: Executive Committee (Chair)

Patrick Sinks has been our Chief Executive Officer since 2015. He has served as our President and Chief Operating Officer since 2006, and held senior executive positions with MGIC for more than five years before then.

Mr. Sinks brings to the Board extensive knowledge of our industry, business and operations, a long-term perspective on our strategy and the ability to lead our Company as the mortgage finance system and the mortgage insurance industry evolve.



MARK M. ZANDI
Director Since: 2010
Age: 58

Committees: Risk Management Committee

Mark M. Zandi, since 2007, has been Chief Economist of Moody's Analytics, Inc., where he directs economic research. Moody's Analytics is a leading provider of economic research, data and analytical tools. It is a subsidiary of Moody's Corporation that is separately managed from Moody's Investors Service, the rating agency subsidiary of Moody's Corporation. Dr. Zandi is a trusted adviser to policymakers and an influential source of economic analysis for businesses, journalists and the public and he frequently testifies before Congress on economic matters.

Dr. Zandi, with his economics and residential real estate industry expertise, brings to the Board a deep understanding of the economic factors that shape our industry. In addition, Dr. Zandi has expertise in the legislative and regulatory processes relevant to our business.

ITEM 1 – ELECTION OF DIRECTORS

Item 1 consists of the election of directors. The Board, upon the recommendation of the Management Development, Nominating and Governance Committee, has nominated Daniel A. Arrigoni, Cassandra C. Carr, C. Edward Chaplin, Curt S. Culver, Timothy A. Holt, Kenneth M. Jastrow, II, Michael E. Lehman, Gary A. Poliner, Patrick Sinks and Mark M. Zandi for re-election to the Board to serve until our 2018 Annual Meeting of Shareholders. If any nominee is not available for election, proxies will be voted for another person nominated by the Board or the size of the Board will be reduced.

Shareholder Vote Required

Our Articles of Incorporation contain a majority vote standard for the election of directors in uncontested elections. Under this standard, each of the ten nominees must receive a "majority vote" at the meeting to be elected a director. A "majority vote" means that when there is a quorum present, more than 50% of the votes cast in the election of the director are cast "for" the director, with votes cast being equal to the total of the votes "for" the election of the director plus the votes "withheld" from the election of the director. Therefore, under our Articles of Incorporation, a "withheld" vote is effectively a vote "against" a nominee. Broker non-votes will be disregarded in the calculation of a "majority vote." Any incumbent director who does not receive a majority vote (but whose term as a director nevertheless would continue under Wisconsin law until his successor is elected) is required to send our Board a resignation. The effectiveness of any such resignation is contingent upon Board acceptance. The Board will accept or reject a resignation in its discretion after receiving a recommendation made by our Management Development, Nominating and Governance Committee and will promptly publicly disclose its decision regarding the director's resignation (including the reason(s) for rejecting the resignation, if applicable).

> **YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR EACH OF THE TEN NOMINEES. SIGNED PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR THE NOMINEES UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.**

COMPENSATION OF DIRECTORS

Non-Employee Director Compensation Program

Under our Corporate Governance Guidelines, compensation of non-employee directors is reviewed periodically by the Management Development, Nominating and Governance Committee. Mr. Sinks is our CEO and receives no additional compensation for service as a director and he is not eligible to participate in any of the following programs or plans.

The following table describes the components of the non-employee director compensation for 2016:

Compensation Component	Compensation
Annual Retainer – Chairman of the Board	$250,000, which may be elected to be deferred and either converted into cash-settled share units or credited to a bookkeeping account to which interest is credited.
Annual Retainer – Non-Chairman Directors	$125,000, which may be elected to be deferred and either converted into cash-settled share units or credited to a bookkeeping account to which interest is credited.
Annual Retainer – Equity	$100,000 in cash-settled RSUs that vest immediately but are not settled for approximately one year. Such settlement may be deferred at the option of the director.
Annual Retainer – Lead Director	$25,000
Annual Retainer – Committee Chair	$25,000 for the Audit Committee $25,000 for the Management Development, Nominating and Governance Committee $15,000 for all other committees[1]
Annual Retainer – Committee Member	$15,000 for Audit Committee $5,000 for other committees[1]
Meeting Fees (after 5th meeting)[2]	$3,000 for Board meetings $2,000 for Committee meetings
Stock Ownership Guidelines	Ownership of 25,000 shares of Common Stock, including deferred share units that have vested or are scheduled to vest within one year. Directors are expected to meet the guideline within five years of joining the Board.[3]
Expense Reimbursement	Subject to certain limits, we reimburse directors, and for meetings not held on our premises, their spouses, for travel, lodging and related expenses incurred in connection with attending Board and Committee meetings.
Directors & Officers Insurance	We pay premiums for D&O liability insurance under which the directors are insureds.

(1) Excludes the Executive Committee. Other than the Executive Committee, directors who are members of management do not serve on any committees but may attend committee meetings.

(2) After the fifth Board meeting attended, or the fifth committee meeting attended for a particular committee, our non-management directors receive $3,000 for each Board meeting attended, and the committee members receive $2,000 for all committee meetings attended, in each case, on any one day. Meetings of the Board of MGIC (or Committees of its Board) that are not held in conjunction with meetings of the Board of the Company (or Committees of its Board) are counted to determine meeting fees.

(3) Each of our non-employee Directors satisfies this guideline.

Deferred Compensation Plan and Annual Grant of Share Units: Under the Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan"), our non-employee directors can elect to defer payment of all or part of their retainers and meeting fees until the director's death, disability, termination of service as a director or to another date specified by the director. A director who elects to defer payments may have his or her deferred compensation account credited quarterly with interest accrued at an annual rate equal to the six-month U.S. Treasury Bill rate determined at the closest preceding January 1 and July 1 of each year, or may elect to have the payments deferred during a quarter translated into share units. Each share unit is equal in value to one share of our Common Stock and is ultimately paid only in cash. Such payment will be based on the stock's closing price over a relatively brief period in advance of the payment date(s). If a director defers payments into share units, dividend equivalents in the form of additional share units are credited to the director's account as of the date of payment of cash dividends on our Common Stock. We have not paid dividends since 2008.

Under the Deferred Compensation Plan, we also provide to each director an annual equity retainer, which is a grant of cash-settled share units. In January 2016, each of our non-management directors was granted share units valued at $100,000, which vested immediately and were settled on February 15, 2017, unless the director elected a later settlement date. The directors could elect to receive payment for vested units in up to 10 annual installments beginning shortly after departure from the Board, or on another date specified by the director that was after February 15, 2017. In all cases, the payment was or will be based on the stock's closing price over a relatively brief period in advance of the payment date(s). Dividend equivalents in the form of additional share units are credited to the director's account as of the date of payment of cash dividends on our Common Stock.

2016 Director Compensation

The following table shows the compensation paid to each of our non-management directors in 2016. Mr. Sinks, our CEO, was also a director in 2016 but received no compensation for service as a director.

Name	Fees Earned or Paid in Cash ($)[1]	Total Stock Awards ($)[2]	Total ($)
Daniel A. Arrigoni	178,000	100,000	278,000
Cassandra C. Carr	146,000	100,000	246,000
C. Edward Chaplin	152,000	100,000	252,000
Curt S. Culver	259,000	100,000	359,000
Timothy A. Holt	187,000	100,000	287,000
Kenneth M. Jastrow, II	183,000	100,000	283,000
Michael E. Lehman	180,250	100,000	280,250
Donald T. Nicolaisen[3]	156,000	100,000	256,000
Gary A. Poliner	185,750	100,000	285,750
Mark M. Zandi	141,000	100,000	241,000

(1) The following directors elected to defer certain fees shown in this column into share units as described under "Compensation of Directors — Non-Employee Director Compensation Plan — Deferred Compensation Plan and Annual Grant of Share Units" above: Mr. Chaplin deferred $149,500 of the fees and received 19,214 share units; Mr. Poliner deferred all of the fees and received 23,949 share units; and Dr. Zandi deferred $130,000 of the fees and received 16,953 share units.

(2) The amount shown in this column for each director represents the grant date fair value of the annual share unit award granted to non-employee directors in 2016 under our Deferred Compensation Plan, computed in accordance with FASB Accounting Standard Codification ("ASC") Topic 718. The value of each share unit is equal to the value of our Common Stock on the grant date. See "— Non-Employee Director Compensation Plan — Deferred Compensation Plan and Annual Grant of Share Units" above for more information about these grants.

The aggregate number of unvested stock awards outstanding as of December 31, 2016, for each director was as follows: Mr. Jastrow — 2,000, which represents shares held under our 1993 Restricted Stock Plan for Non-Employee Directors; and Mr. Culver — 105,934. Mr. Culver's awards, which were granted January 27, 2014, when he was our CEO, vested in February and March 2017 based on achievement of performance goals. For more information, see "Components of our Executive Compensation Program — 2014 Long-Term Equity Awards" in our CD&A.

The aggregate number of vested and unvested stock awards outstanding as of June 2, 2017, for each director, is described under "Stock Ownership" above.

(3) Mr. Nicolaisen retired as a member of our Board of Directors effective October 20, 2016. In recognition of his service on our Board, we made contributions in a total amount of $25,000 to charities that he designated. These contributions were not solicited by Mr. Nicolaisen, were not made under any agreement with him and are not included in the table.

ITEM 2 – ADVISORY VOTE TO APPROVE OUR EXECUTIVE COMPENSATION

At our 2011 Annual Meeting, we held a non-binding, advisory shareholder vote on the frequency of future advisory shareholder votes on the compensation of our NEOs. Our shareholders expressed a preference that advisory shareholder votes on the compensation of our NEOs be held on an annual basis and, as previously disclosed, the Company adopted a policy to hold such votes annually. Accordingly, as required by Section 14A of the Securities Exchange Act of 1934, we are asking shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed under the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and any related material contained in this Proxy Statement.

We strongly believe you should approve our compensation in light of the factors discussed in the Executive Summary of the Compensation Discussion and Analysis.

While this vote is advisory and is not binding, the Board and the Management Development, Nominating and Governance Committee will review and consider the voting results when making future decisions regarding compensation of our NEOs. See "Investor Outreach and Consideration of Last Year's 'Say on Pay' Vote" in the Executive Summary to our CD&A.

Shareholder Vote Required

Approval of the compensation of our named executive officers requires the affirmative vote of a majority of the votes cast on this matter. Abstentions and broker non-votes will not be counted as votes cast.

> **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE**
> **APPROVAL OF THE COMPENSATION OF OUR NEOs. SIGNED**
> **PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR THE**
> **APPROVAL OF THE EXECUTIVE COMPENSATION UNLESS A SHAREHOLDER GIVES**
> **OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.**

COMPENSATION DISCUSSION AND ANALYSIS

In this Compensation Discussion and Analysis, we describe the objectives and components of our executive compensation program for our Named Executive Officers, and how we make compensation decisions. **Please refer to our Glossary of Terms and Acronyms in Appendix B to this Proxy Statement for definitions of certain capitalized terms.**

EXECUTIVE SUMMARY

Key Takeaways

Our 2016 financial and business performance was outstanding

- Net operating income per diluted share for 2016 was $0.99, up 32% from 2015 ($0.75), with net operating income of $395.6 million, up 29% from 2015 ($306.1 million).[1] In 2015, as a result of our return to consistent profitability, our DTA valuation allowance was eliminated in a one-time event; the change in this allowance during 2015 produced $848 million of tax benefits ($1.81 per fully diluted share). As a result, we believe our 2016 versus 2015 financial performance should be reviewed on a net operating income basis, which among other things, excludes the effect of the change in the DTA valuation allowance.



Net Operating Income per Diluted Share[1]   **New Insurance Written**[2]

(1) Net operating income and net operating income per diluted share are non-GAAP measures of performance. For a description of how we calculate these measures and for a reconciliation of these measures to their nearest comparable GAAP measures, see Appendix A.

(2) New insurance written refers to direct new insurance written (before the effects of reinsurance).

- Our book of flow insurance in force, the principal source of our future revenue, grew by 5% in 2016, principally as result of an 11% increase in new insurance written.

- We sold non-convertible senior debt for the first time in over ten years; the proceeds of this transaction contributed to the elimination of 66 million potentially dilutive shares through convertible note repurchase transactions.

The 2016 incentive compensation we awarded is aligned with the interests of shareholders

- Our NEOs' bonuses depend on performance against ten performance metrics, with over 40% dependent on the extent to which we achieve EPS and ROE goals.
  - ° As noted above, our 2016 net operating income per diluted share was 32% more than 2015 ($0.99 vs. $0.75). (While our bonus plan uses an EPS metric, because of the one-time effect of the change in the DTA valuation allowance in 2015, we present these comparisons on a net operating income per share basis to highlight the increase in the underlying results.)
  - ° Our 2016 ROE, as calculated by Bloomberg, was at the 85th percentile of the Simulated Peer Group. (Bloomberg calculates ROE by dividing GAAP net income by average equity outstanding).
- Full vesting for 80% of the 2016 long-term equity awards to our CEO and Executive Vice Presidents requires 14.9% annual growth in adjusted book value per share.

Our CEO's 2016 compensation generates a "low concern" under simulations of the quantitative pay-for-performance model of a leading proxy governance firm

- The Compensation Consultant made these simulations using three different peer groups:
  - ° Our 2016 Peer Group,
  - ° Our 2017 Peer Group, and
  - ° The Simulated Peer Group.

  For more information about these simulations, see "— Benchmarking — Compensation Consultant Simulations," page 30.

In 2016 and 2017, we further aligned compensation with the interests of shareholders

- We eliminated any retesting feature for all equity awards (2016, retroactive to 2014-2016 awards). See "— Components of our Executive Compensation Program — 2016 and 2015 Other Long-Term Equity Awards — CR (Combined Ratio) Awards," page 38.
- We changed our 2017 equity awards to:
  - ° Establish three-year cliff vesting for all equity grants,
  - ° Reduce the number of annual equity award shares due to a sustained increase in our stock price, and
  - ° Tie vesting of 100% of the CEO's annual equity awards (and the awards of all Executive Vice Presidents) to achievement of a performance goal relating to increased book value per share.

  For more information about these changes, see "— Components of our Executive Compensation Program — 2017 Long-Term Equity Awards," page 39.
- We increased stock ownership guidelines (2017). See "— Other Aspects of our Executive Compensation Program — Stock Ownership Guidelines," page 39.

Shareholder Outreach and Consideration of Last Year's "Say on Pay" Vote

During 2016, we continued our shareholder outreach efforts, as shown in the chart to the right. We value the views of our shareholders and intend to continue to engage and solicit their feedback.

At the 2015 and 2016 Annual Meetings, 99% of the Say on Pay votes cast were in support of the compensation of our NEOs. The Committee views this voting result as confirmation of overwhelming shareholder support of our executive compensation program.



Compensation-Related Corporate Governance Policies and Best Practices

We have many compensation-related governance policies and best practices that align our executive compensation with long-term shareholder interests:

Stock Ownership. In early 2017, the Committee changed the stock ownership guidelines for NEOs to be stock valued at 6 times base salary for our CEO and 3 times base salary for the other NEOs. At the time the Committee changed our stock ownership guidelines, our Benchmarking Peers had guidelines for their CEOs ranging from 5 to 7 times base salary.

Equity Holding Post-Vesting. Our NEOs are required to hold, for one year after vesting, the lower of 25% of shares that vest under equity awards and 50% of the shares that were received by the officer after taking account of shares withheld to cover taxes. Apart from what is required, we have had a culture of stock retention by senior executives. Excluding shares withheld from equity awards for income tax withholding, the last time any of our current or past NEOs sold our stock while an NEO was more than 11 years ago.

No Hedging and Pledging. Our policies prohibit directors and NEOs from entering into hedging transactions referencing the Company's equity securities, holding Company securities in a margin account, or pledging Company securities as collateral for a loan.

High Percentage of Performance-Based Compensation. 83% of our CEO's 2016 TDC is tied to achievement of pre-set performance goals.

Limited Perquisites. Our NEO perks are very modest, ranging between approximately $800 and $5,400 in 2016.

Effective Use of Equity Compensation with Low Burn Rate and Dilution. The total equity awards granted to all participants under our 2015 Omnibus Incentive Plan in each of January 2016 and January 2017 were about 0.5% of our outstanding shares at the prior December 31. Based on a "burn rate" methodology that uses the average of the total awards granted (adjusted depending on the volatility of the price of the underlying stock) during each of the last three completed years and the weighted average number of shares outstanding during each such year, our 3-year average annual "burn rate" for 2014-2016 would be approximately 1.2%.

Limited Change in Control Benefits:

- "Double trigger" is required for any benefits to be paid (equity awards granted after January 2015 will not vest upon a change in control if the Committee determines that the awards will be assumed or replaced);
- Cash severance does not exceed 2x base salary plus bonus plus retirement plan accrual; and
- There is no excise tax gross-up provision.

Employment Agreements. None; only the limited provisions referred to above that are effective after a change in control.

"Clawback" Policy. Our "clawback" policy applies to cash incentive compensation as well as equity award compensation.

Compensation Consultant Performs No Services for Us. The Compensation Consultant is retained by the Committee and performs no services for the Company.

Compensation Risk Evaluation. Annually, the Committee reviews an executive compensation risk evaluation by management designed to ensure that our compensation programs do not motivate excessive risk-taking and are not reasonably likely to have a material adverse effect on the Company.

Omnibus Incentive Plan. Our 2015 Omnibus Incentive Plan, approved by shareholders, contains the following provisions:

- No granting of stock options with an exercise price less than the fair market value of the Company's common stock on the date of grant

- No re-pricing (reduction in exercise price) of stock options

- No cash buy-outs of underwater stock options

- No inclusion of reload provisions in any stock option grant

- No payment of dividends on performance shares before they are vested

- No single trigger vesting of awards upon a change in control in which the awards are assumed or replaced

- No recycling of shares withheld for tax purposes upon vesting

- No granting of more than 5% of the awards under the plan with a vesting period of less than one year

- No Committee discretion to accelerate vesting of awards, except under certain limited instances like death and disability

OBJECTIVES OF OUR EXECUTIVE COMPENSATION PROGRAM

In setting compensation, the Committee focuses on TDC. The objectives of our executive compensation program are to:

- **Attract and retain high-quality executives.** We want a competitive pay opportunity in the sense that:
  - our base salaries are on average around the median of our Benchmarking Peers over a several year time horizon, and
  - our bonus and long-term equity awards, when performance is strong, move TDC above the market median to reflect that strong performance.

- **Align executive compensation with long-term shareholder interests.** We aim to achieve a close alignment between compensation and long-term shareholder interests by:
  - linking compensation to Company and executive performance; and
  - paying a substantial portion of TDC in:
    - bonuses based on specific goals that align payouts with Company performance, and
    - long-term equity awards whose vesting is based on three-year goals that align payouts with Company performance and whose value directly reflects our stock price.

- **Limit perquisites.** We provide only minimal perks for our executive officers.

HOW WE MAKE COMPENSATION DECISIONS

Role of the Management Development, Nominating and Governance Committee

The Committee, which consists solely of independent directors, is responsible for overseeing the development and administration of our executive compensation program. The Committee approves the compensation of our CEO and our other senior executives, and performs other tasks including:

- Review and approval of bonus and equity compensation goals and objectives;

- Evaluation of performance in light of these goals and objectives; and

- Evaluation of the competitiveness of the CEO's total compensation package.

The Committee also supports the Board's role in overseeing the risks facing the Company, as described in more detail above under "Committee Membership and Meetings — Board Oversight of Risk."

The Committee is supported in its work by our Chief Executive Officer, our Chief Human Resources Officer, our General Counsel and the Committee's Compensation Consultant, as described below. Our Chairman of the Board, who was previously our CEO but now is not a member of our management, regularly participates in meetings of the Committee.

Role of the Compensation Consultant

The Committee has retained FW Cook & Co., a nationally recognized executive compensation consulting firm, to advise it. While our Chief Human Resources Officer coordinates its assignments, the Compensation Consultant reports directly to the Committee; the Committee retains authority to approve the compensation of the Compensation Consultant, determine the nature and scope of its services and evaluate its performance. The Compensation Consultant provides no services to the Company. The Committee may replace the Compensation Consultant or hire additional consultants at any time. A representative of the Compensation Consultant attends meetings of the Committee, as requested.

The Committee retains the Compensation Consultant to help it evaluate and oversee our executive compensation program and to periodically review the compensation of our directors. In connection with our executive compensation program, the Compensation Consultant provides various services to the Committee, including advising the Committee on the principal aspects of our executive compensation program and evolving industry practices and providing market information and analysis regarding the competitiveness of our program, including its relationship to performance.

Since the end of 2015, on behalf of the Committee the Compensation Consultant has:

- Provided an evaluation of NEO compensation compared to Benchmarking Peers.

- Provided advice about the annual bonus plan, including the goals and target performance incorporated into the formula that is used to determine payouts.

- Provided advice about the long-term equity incentive program, including the level of awards granted under the program and the vesting provisions.

- Provided advice regarding "best practice" compensation practices, such as stock retention guidelines.

- Reviewed the 2016 Peer Group and provided advice regarding the addition of four peers to the group in 2017.

- Performed simulations of the concern level output of the quantitative pay-for-performance model of a leading proxy governance firm using our CEO's compensation and our TSR as inputs.

- Reviewed drafts and commented on the CD&A and related compensation tables for the Proxy Statement.

The Committee has assessed the independence of the Compensation Consultant pursuant to SEC and New York Stock Exchange rules and concluded that its work for the Committee does not raise any conflict of interest.

Role of Officers

While the Committee is ultimately responsible for making all compensation decisions affecting our NEOs, our CEO participates in the process because of his close day-to-day association with the other NEOs and his knowledge of our operations. Among other things, our CEO makes recommendations on the components of compensation for the NEOs, other than himself. Our CEO does not participate in the portion of the Committee meeting regarding the review of his own performance or the determination of the amounts of his compensation.

Our Chief Human Resources Officer and our General Counsel also participate in the Committee's compensation process. Our Chief Human Resources Officer is responsible for coordinating the work of the Compensation Consultant for the Committee and the annual preparation of an executive compensation risk evaluation. He maintains knowledge of executive compensation trends, practices, rules and regulations and works with our General Counsel on related legal and tax compliance matters as well as on other matters related to executive compensation. The Committee receives information from management that includes: detailed breakdowns of the compensation of the NEOs; the amount, if any, that our NEOs realized during the period they were NEOs from sales of stock received upon vesting of equity awards; the total amount of stock and RSUs held by each NEO (RSUs are sometimes referred to in this Proxy Statement as "restricted equity"); and the other compensation information disclosed in this Proxy Statement.

BENCHMARKING

To provide the Committee with a framework for evaluating compensation levels for our NEOs against market practices, the Compensation Consultant periodically prepares reports analyzing compensation data for our Benchmarking Peers. In addition, each year we provide the Committee with information regarding market trends and expected executive base salary changes for the coming year. The compensation surveys that we reviewed and, with the concurrence of the Compensation Consultant, summarized in the aggregate for the Committee in connection with establishing base salaries for 2016 were published by: AON Hewitt, Mercer Consulting, Willis Towers Watson and World at Work.

We added companies to our Peer Group in 2017

The U.S. mortgage insurance industry has only six public companies. Therefore, the Committee has found it necessary to include companies from outside the mortgage insurance industry when constructing our group of Benchmarking Peers. Historically, surety and title insurers have been included because, like mortgage insurers, they have significant exposure to the residential real estate market.

While shareholders told us during our most recent outreach that they did not have concern with our group of Benchmarking Peers, the Committee periodically reviews the composition of the group and did so in 2016. In March 2017, the Committee added four companies to the group for several reasons, including the following:

- *Size of the Group.* Due to the limited number of public companies in the mortgage, surety and title insurance industries, our 2016 Peer Group of ten companies has been smaller than the peer groups of most other companies. In addition, the number is expected to decrease as one of the Benchmarking Peers has agreed to be acquired by a non-public company, and two of the other Benchmarking Peers have significantly decreased in size since 2008 as a result of the financial crisis. Because of the relatively small peer group size and the prospect of it becoming smaller, the Committee chose to increase the size of our peer group.

- *Composition of the Group.* As noted above, our 2016 Peer Group has previously been composed of companies in the mortgage, surety and title insurance industries. However, recent talent acquisition has been from outside those industries: two NEOs and several of the officers we have most recently hired joined us from banking and mortgage finance companies. Therefore, the Committee determined that those industries should be represented in our peer group. In determining the companies to be added to our peer group, the Committee also considered which companies chose us as a peer; three of the four companies added chose us as a peer.

Although several of our Benchmarking Peers are in the "Property and Casualty Insurance" Global Industry Classification Standard group ("GICS group"), none are property and casualty insurers; our Benchmarking Peers generally provide financial guaranty insurance or title insurance and other real estate services. We do not believe that adding property and casualty or general insurance companies to our peer group would provide meaningful information to the Committee in evaluating our executive compensation because:

- We have not sought talent from those companies.

- Those companies do not have meaningful exposure to the residential real estate market and their TSRs would not be expected to be correlated with ours.

- None of those companies chose us as a peer.

Why the selected peers are appropriate for benchmarking purposes

Our 2016 Peer Group and our 2017 Peer Group consist of the companies shown below. We believe these companies are appropriate for benchmarking our executive compensation for the reasons shown in the table below.

	Mortgage Insurer - Direct Competitor[1]	Significant Exposure to Residential Real Estate Market	Industry in which we Compete for Talent	Chose us as a Peer[2]	Business
MGIC 2017 Peer Group					
MGIC 2016 Peer Group					
Ambac Financial Group, Inc.		X	X	X	*Financial Guaranty Insurer*
Arch Capital Group Ltd.	X	X	X		*Includes Mortgage Insurer*
Assured Guaranty Ltd.		X	X	X	*Financial Guaranty Insurer*
Essent Group Ltd.	X	X	X	X	*Mortgage Insurer*
Fidelity National Financial Inc.		X	X		*Title Ins & Other R.E. Services*
First American Fin'l Corp.		X	X		*Title Ins & Other R.E. Services*
Genworth Financial Inc.	X	X	X	X	*Includes Mortgage Insurer*
MBIA Inc.		X	X	X	*Financial Guaranty Insurer*
NMI Holdings Inc.	X	X	X	X	*Mortgage Insurer*
Radian Group Inc.	X	X	X	X	*Mortgage Insurer*
Flagstar Bancorp Inc.		X	X		*Mortgage Orig & Svg; Banking*
Ocwen Financial Corp.		X	X	X	*Mortgage Svg & Lending*
PennyMac Fin'l Services Inc.		X	X	X	*Mortgage Svg & Lending*
PHH Corporation		X	X	X	*Mortgage Svg & Lending*

(1)   Parent companies of direct competitors whose overall results are principally or significantly impacted by these competitors.
(2)   Based on 2016 proxy statements.

As shown in the table below, we are reasonably comparable in terms of revenues, market capitalization and CEO compensation to the companies in our 2016 Peer Group and our 2017 Peer Group. When adding the four companies to our peer group, the Committee noted that its 2016 pay decisions (which concluded in January 2017) would have been the same based on either the 2016 Peer Group or the expanded 2017 Peer Group.

MGIC Percentile Rank Among Peer Groups

	MGIC Percentile Rank	
	2016 Peer Group	**2017 Peer Group**
2016 Revenue	42nd	49th
12/31/16 Market Capitalization	50th	66th
2016 CEO TDC	16th	25th
1-Year TSR (Period ended 12/31/16)	28th	45th
3-Year TSR (Period ended 12/31/16)	43rd	52nd
5-Year TSR (Period ended 12/31/16)	45th	52nd

As shown in the table above, while our one-year TSR was only in the 28th percentile of the 2016 Peer Group, our CEO's 2016 TDC was only in the 16th percentile of that group.

Compensation Consultant Simulations

To inform the Committee's judgment about whether our CEO's compensation is appropriately aligned with the compensation of Benchmarking Peers, the Committee reviewed the Compensation Consultant's simulations of the output of the quantitative pay-for-performance model of a leading proxy governance firm applied to our CEO's compensation

and our TSR. In January 2017, the Compensation Consultant reported that its simulation, which used the 2016 Peer Group as the comparison group, resulted in "low concern" under the proxy governance firm's model. The Compensation Consultant reported to the Committee in March 2017 that its simulation, which used the 2017 Peer Group as the comparison group, also resulted in "low concern" under the model.

The quantitative pay-for-performance model of the proxy governance firm uses an algorithm to construct a peer group against which the model is run. For us, the algorithm includes selecting as peers other mortgage insurers and companies within the GICS Code(s) of our Benchmarking Peers when these peers meet revenue and market capitalization size constraints. Using the algorithm and our 2017 Peer Group, the Compensation Consultant constructed the "Simulated Peer Group" and, using that peer group as the comparison group, ran a simulation of the pay-for-performance model using our CEO's compensation and our TSR. The Compensation Consultant reported to the Committee in March 2017 that such simulation also resulted in "low concern." While the peer selection algorithm for mortgage insurers has been disclosed to us, certain portions of the algorithm by which the model selects peers in general are not publicly disclosed. The Compensation Consultant used its best judgment to simulate these portions; there can be no assurance that the output of the simulation would be the same had it been run by the proxy governance firm.

COMPONENTS OF OUR EXECUTIVE COMPENSATION PROGRAM

Each of the components of our executive compensation is discussed below. To meet our objective of aligning compensation and shareholder interests, our executive compensation program includes an annual bonus program that is tied to Company performance, and long-term equity awards whose vesting is based on Company performance and whose ultimate value reflects our stock price. As shown in the charts below, a large percentage of our CEO's TDC is at-risk through the annual bonus and long-term equity awards.


CEO 2016 Pay Mix (% of TDC)
Base Salary: 17.5%
Long Term Equity Awards*: 35.5%
Cash Incentive: 47.0%

* Stock Price on 2016 grant date = $5.66
At-Risk Performance-Based Pay: 82.5%


CEO 2015 Pay Mix (% of TDC)
Base Salary: 12.6%
Long Term Equity Awards**: 51.4%
Cash Incentive: 36.0%

** Stock Price on 2015 grant date = $8.43
At-Risk Performance-Based Pay: 87.4%

Base Salary

Our general philosophy is to target base salary range midpoints for our executive officers near the median levels of their Benchmarking Peer counterparts. In addition to reviewing market competitiveness, in considering any change to our CEO's compensation, including base salary, the Committee takes into account its evaluation of his performance, based in part on a CEO evaluation survey completed by each non-management director. Subjects covered by the evaluation include financial results, leadership, strategic planning, succession planning, external relationships and communications and relations with the Board. Base salary changes for our other NEOs are recommended to the Committee by the CEO. Historically, these recommendations have been the product of an evaluation of each NEO's performance and the base salary surveys referred to under "Benchmarking" above. The Committee approves changes in salaries for these officers

after taking into account the CEO's recommendations and the Committee's independent judgment regarding the officer gained through the Committee's and the Board's general contact with them.

In late March 2016, each NEO received between a 2 and 3% merit salary increase. In early April 2017, each NEO received between a 2 and 3.15% merit salary increase.

Annual Bonus

Background Considerations. In 2015, as a result of our return to consistent profitability, we reversed the valuation allowance against our DTA. The reversal resulted in a one-time benefit to earnings of $848 million, which was the most significant component of our 2015 results in which our net income was $1.172 billion and our diluted EPS was $2.60. Because of the non-recurring nature of this large benefit to 2015 net income, we believe a benchmark of net operating income (including per diluted share) should be used to analyze our 2015 and 2016 actual results. Net operating income excludes this reversal and other items that are generally viewed by securities analysts that follow us as not relevant to their analysis of our performance. Our net operating income per diluted share was $0.99 in 2016 compared to $0.75 in 2015, a 32% increase; our net operating income was $395.6 million in 2016, compared to $306.1 million in 2015, a 29% increase. Net operating income (including per diluted share) is a non-GAAP measure of performance. For a reconciliation of this measure to its nearest comparable GAAP measure, see Appendix A to this Proxy Statement.

The structure of our current bonus program, which has financial goals and business objectives, was initially adopted for our 2015 fiscal year, was in effect for 2016, and is unchanged for 2017.

Maximum Bonus Opportunity. Unchanged from 2015, the NEOs' maximum bonus opportunities for 2016 are 3 times base salary for the CEO, 2.25 times base salary for the NEOs who are Executive Vice Presidents (the portion of Mr. Lane's base salary attributable to a 2010 retention arrangement is not considered), and 1.80 times base salary for the NEOs who are Senior Vice Presidents. Bonus opportunity represents a multiple of the base salary amount approved by the Committee that becomes effective in March or April of the year for which the bonuses are awarded. Such base salary amounts will not be the same as the base salary amounts disclosed in the SCT due to the effects of the March or April pay increases and variability in the number of pay periods in each calendar year. Based on our periodic assessment of our Benchmarking Peers, we have determined that these maximum bonus opportunities are appropriate to meet our objective that, when performance is strong, our bonus and long-term equity awards should move TDC above the market median to reflect that higher performance. In addition, in determining the TDC opportunity, the Committee has weighted bonus potentials more heavily than base salaries because bonuses are more directly linked to Company performance.

Our CEO's maximum bonus opportunity is in line with our Benchmarking Peers' practices. In January 2017, the Compensation Consultant provided a report including the following comparative data showing how our CEO's 2015 maximum bonus opportunity, as a percentage of base salary, compares to those of the CEOs in our 2016 Peer Group. 2015 comparisons are shown because this compensation data was the latest available when the report was provided by the Compensation Consultant.

MGIC Percentile Rank Among 2016 Peer Group
CEO Disclosed Maximum Bonus Opportunity for 2015 as a Percent of Base Salary

		2016 Peer Group		
	MGIC	25th percentile	Median	75th percentile
Bonus Opportunity[1] (% of Base Salary)	300%	300%	301%	368%

(1) Of the ten peer companies, seven disclose a maximum bonus opportunity.

Determination of 2016 Bonus. Payment of bonuses for NEOs is conditioned on meeting one or more of the goals listed in our shareholder-approved 2015 Omnibus Incentive Plan. Compensation paid under a bonus plan of this type is intended to qualify as deductible compensation, as discussed in more detail under "Other Aspects of Our Executive Compensation

Program – Tax Deductibility Limit" in this CD&A. Under the 2016 bonus plan, if the Combined Ratio is less than 40%, then the maximum bonus may be paid, unless the bonus formula described below results in a lower amount.

As shown in the table below, the bonus formula for 2016 had five financial performance goals (with a total weight of 75%) and five business objectives (with a total weight of 25%). Threshold, target and maximum performance levels were established for each financial performance goal. Actual performance at such levels would result in 0%, 50% and 100% achievement, respectively, for that goal, with actual achievement between these levels calculated by interpolation. The percentages determined by the Company's actual 2016 performance for each financial performance goal were multiplied by assigned weights to determine a weighted score for that goal. For each business objective, the Committee reviewed management's written report of the Company's activities with respect to each objective and the related score, which was accepted by the Committee.

Calculation of 2016 Preliminary Bonus Percentage

	2016 Performance Levels			Actual	Maximum Possible Score		Weighted
	Threshold	Target	Maximum	2016	(Weight)	Score	Score
Financial Performance Goals:							
After-Tax Diluted Earnings per Share	$0.33	$0.67	$0.80	$0.86	30%	30.0	
Return on Equity	5.8%	12.2%	14.8%	15.3%	25	25.0	
Flow New Insurance Written (bns)	$37.0	$41.0	$45.0	$47.9	15	15.0	
Expense Ratio	19.9%	16.9%	14.9%	15.3%	15	13.5	
Loss Ratio	18.0%	10.0%	3.0%	3.1%	15	14.9	
Total					100%	98.4	
Times: Total Weight of Financial Performance Goals						X 75%	73.8%
Business Objectives:							
Capital Position		For a discussion of performance against these business objectives, see "Performance Against Business Objectives" below			20%	20.0	
Grow Insurance in Force					20	18.0	
Manage Role of MI in Hosing Policy					20	18.0	
Pursue Business Opportunities					20	15.0	
Develop Co-Workers					20	20.0	
Total					100%	91.0	
Times: Total Weight of Business Objectives						X 25%	22.7%
		2016 ***Preliminary*** Bonus Percentage					96.5%

The aggregate weighted financial and business performance scores resulted in a preliminary bonus percentage of 96.5%. The Committee, which has discretion to adjust the preliminary bonus percentage down by as much as 20 percentage points or up by as much as 10 percentage points, reduced the preliminary bonus percentage by 5 percentage points to 91.5%. This adjusted percentage was multiplied by the aggregate maximum bonuses of the NEOs to determine the amount of the total bonus pool, which the Committee allocated such that the CEO received 89% of his maximum bonus and the other NEOs received an average of 91.4% of their maximum bonuses. The CEO recommends to the Committee a bonus for each of the other NEOs, which takes account of the bonus formula and the CEO's evaluation of the NEO's job performance. The Committee, which generally has regular contact with the NEOs through their interaction with the Board, accepted the CEO's recommendation and approved bonuses for the other NEOs.

The Committee's negative discretion was principally motivated by our Loss Ratio target and maximum goals compared to our recent performance and actual 2016 results, as discussed under "Loss Ratio" below. However, the Committee's decision to award the CEO 89% of his maximum bonus was also informed by our outstanding 2016 actual performance, which on a net operating income per diluted share basis exceeded 2015 performance by 32%, and on an EPS basis, exceeded the 2016 target and maximum performance goals by 28% and 8%, respectively. Net operating income per

diluted share is a non-GAAP measure of performance. For a description of how we calculate this measure and for a reconciliation of this measure to its nearest comparable GAAP measure, see Appendix A to this Proxy Statement.

Performance Against Business Objectives.   As shown in the table below, in 2016, the Company achieved favorable results against the business objectives used to determine the 2016 bonuses of our NEOs.

Business Objective	Results
Capital Position - *Manage capital with consideration of compliance requirements; access to, levels and mix of sources of capital; and financial flexibility.*	• Our principal subsidiary, MGIC, was upgraded to investment grade by Moody's and S&P. • We re-entered the non-convertible senior debt markets for the first time in 10 years, issuing senior notes and using a portion of the proceeds to repurchase convertible notes. • We eliminated 66 million potentially dilutive shares through the transaction listed above and other transactions during the year.
Prudently Grow Insurance in Force - *Manage the 2016 book of business by product, geography and customer to produce a desirable volume and mix.*	• Grew flow insurance in force by more than 5%. • Successfully introduced new premium rate cards projected to generate sufficient Risk Adjusted Return on Capital to build shareholder value. • Wrote more than 80% of new insurance written with FICO scores 700 and greater. • Had an 18% market share while maintaining pricing discipline in an intensely competitive lender-paid mortgage insurance market.
Manage Role of Mortgage Insurance in Housing Policy - *Manage the Company's business franchise through dealings with federal and state regulatory agencies, as well as the GSEs.*	• Held leadership positions in trade associations. • Continued to enhance the Company's reputation as a key contributor to housing policy discussions.
Pursue Business Opportunities - *Advance core business within and outside GSE framework. Seek new opportunities to utilize core strengths.*	• Negotiated a business plan with the GSEs that allowed our credit insurance subsidiary to participate in GSE credit risk transfer pilot programs, thereby enabling us to gain hands-on experience through such participation.
Develop Co-Workers - *Develop and nurture a respected organization with a clear path of succession throughout using best practice talent management efforts.*	• Continued to build a robust talent review and succession mechanism for all management and key contributor positions.

Rigor of Our Financial Performance Goals. The 2016 "target" performance levels (for 50% payout of the maximum bonus opportunity) were generally set equal to the Company's 2016 budget and the "maximum" performance levels (for 100% payout) were set significantly higher than the 2016 budget. The 2016 budget represented performance that was challenging. As discussed below, the budget differed from 2015 performance due to several one-time factors discussed below that positively impacted 2015 performance and that were not expected to recur in 2016, including an $818 million difference between the 2015 income tax benefit and the 2016 budgeted tax expense. This difference was associated with the 2015 reversal of the company's valuation allowance against its DTA. In addition, despite a return to profitability after the financial crisis, our 2016 budget reflected that we remained subject to significant challenges including intense price and other competition within our industry; continued strong competition from the Federal Housing Administration ("FHA") and the Veterans Administration ("VA"); and continuing losses from loans insured in 2005-2008.

The material below shows the 2016 target and maximum performance levels for each financial performance goal compared to actual performance in 2014 and 2015.

Diluted After-Tax Earnings per Share

	Actual 2014	Actual 2015	2016 Performance Levels Target	Maximum
Diluted After-Tax Earnings Per Share	$0.64	$2.60	$0.67	$0.80

How the 2015 actual diluted EPS compared to the 2016 target performance level is explained in the table below.

	Net income ($ millions)	Diluted EPS[1]	Explanation
2015 Actual	1,172	$2.60	
Income Tax	(818)	(1.75)	The 2016 budget reflected tax expense while the 2015 actual results had an income tax benefit due to the change in the DTA valuation allowance.
Realized Investment Gains	(28)	(0.06)	$28 million of investment gains were recognized in 2015. At the end of 2015, our investment portfolio was in a net unrealized loss position and we did not budget recognized investment gains for 2016.
Premium Deficiency Reserve	(24)	(0.05)	Our 2015 results reflected a $24 million benefit associated with the premium deficiency reserve (PDR) we established in 2007. The PDR was eliminated in 2015, therefore, no similar benefit was budgeted in 2016.
Employee Costs	(8)	(0.02)	Following the financial crisis, our new insurance written declined for several years and we were forced to make headcount reductions, which reduced our employee costs. In recent years, our new insurance written has increased and we have added employees to develop and service that new business.
Effects of Reinsurance Transactions	(7)	(0.01)	This difference reflects the net impact of the non-recurring 2015 termination of our 2013 Quota Share reinsurance transaction and its replacement with a new reinsurance transaction.
Other	(15)	(0.03)	
2016 Target Performance	272	$0.67	

(1) The Diluted EPS impacts of changes in net income are calculated based on the weighted average diluted shares used to calculate 2015 diluted EPS (as reported in our Annual Report on Form 10-K filed with the SEC on February 26, 2016).

Return on Equity

	Actual 2014	Actual 2015	2016 Performance Levels Target	Maximum
Return on Equity	33.8%	113.0%	12.2%	14.8%
Net Income ($ millions)	252	1,172	272	331
Beginning Shareholders' Equity ($ millions)	745	1,037	2,236	2,236

Our ROE calculation reflects GAAP net income divided by beginning shareholders' equity. As shareholders' equity increases, all things equal, ROE will decrease. Our 2015 ROE of 113.0% reflected the one-time benefit associated with the reversal of the DTA valuation allowance. The decrease in the 2016 target performance level compared to the 2015 actual ROE reflects the valuation allowance reversal and the other non-recurring items discussed above, as well as the 116% increase in beginning shareholders' equity. Our target net income would have put us in the 64th percentile of the Simulated Peer Group's ROEs for 2015 shown by Bloomberg and confirms our January 2016 view that our ROE target was set at a reasonably rigorous level.

New Insurance Written ("NIW")

	Actual 2014	Actual 2015	2016 Performance Levels Target	Maximum
New Insurance Written ($ billions)	33.4	43.0	41.0	45.0

Our 2016 NIW target performance level of $41.0 billion was a 23% increase compared to 2014 and a 5% decrease compared to 2015. Our NIW depends in part on the size of the overall mortgage origination market, which increases when interest rates decline and refinances increase, and the competitiveness of our premium rates compared to government mortgage insurance providers, principally the FHA and the VA. When our 2016 budget was established, the overall origination market in 2016 was expected to decline by approximately 17%, in part due to an expectation for modestly higher interest rates and materially declining refinance volume. Also, we expected to lose business to the FHA due to the premium increase we announced in January 2016 for certain loans. In fact, the percentage of our 2016 business from those loans declined from 17% of our 2015 business to 15% in 2016. While our actual volume from these loans in both years was roughly comparable, that occurred because of the increase in the overall origination market, as discussed below; had this increase not occurred, our NIW from these loans would have decreased.

Nevertheless, our actual NIW in 2016 was at the highest level since 2008 and increased by $4.7 billion over 2015 (an 11% increase). Our 2016 volume was fueled by the material decline in mortgage interest rates and the resulting increases in refinances that principally occurred after Brexit. Although our volume is partially a function of the overall market, we view our competitive strengths as including our customer relationships; without continued attention to customer needs, our results would not benefit from positive changes in the general mortgage market.

Expense Ratio

| | Actual 2014 | Actual 2015 | 2016 Performance Levels | |
			Target	Maximum
Expense Ratio	14.7%	14.9%	16.9%	14.9%

The 2016 Expense Ratio target was set at the ratio determined by the 2016 budget, which assumed net premiums written would decrease from their 2015 level in large part due to the non-recurring nature of a 2015 termination of our 2013 Quota Share reinsurance transaction which increased 2015 written premiums by $57 million, and that various expenses including employee expenses were budgeted to increase (see "Diluted Earnings per Share" above).

Loss Ratio

| | Actual 2014 | Actual 2015 | 2016 Performance Levels | |
			Target	Maximum
Loss Ratio	2.2%	1.5%	10.0%	3.0%

A declining Loss Ratio indicates improving performance. The Committee noted our actual Loss Ratio performance during 2014-2016 and recognized we had written a book of business in 2016 with high credit quality. It concluded, however, that the 2016 target and maximum goals were not sufficiently rigorous, and used its discretion to reduce the preliminary bonus percentage by 5 percentage points from the preliminary percentage of 96.5% shown under "Calculation of Preliminary 2016 Bonus" above. If the target performance level for the Loss Ratio goal had been set at 3.1% (our actual 2016 performance), the preliminary bonus percentage would have been 5 percentage points lower. The 2017 target performance level for the Loss Ratio has been set at the same level as our actual 2016 performance.

CEO Bonus Alignment. The following chart illustrates how our CEO bonuses have aligned with the Company's year-end stock price and with our net operating income (loss) for the past five years. We show net operating income (loss), rather than net income, for comparability purposes because our 2015 net income included an $848 million benefit associated with the change in the DTA valuation allowance; had we shown net income, the chart would have indicated that the 2015 CEO bonus declined from 2014, when net income rose more substantially. Net operating income (loss) is a non-GAAP measure of performance. For a description of how we calculate this measure and for a reconciliation of this measure to its nearest comparable GAAP measure, see Appendix A to this Proxy Statement.



Long-Term Equity Awards

Background Considerations. Consistent with our belief that there should be a strong link between compensation and performance, long-term equity awards provide one of our most significant TDC opportunities. We emphasize this component of our executive compensation program because it aligns executives' interests with those of shareholders by linking compensation to both company performance and stock price, while fostering a long-term planning horizon. Over the past two years, on average, long-term equity awards at their grant date value represented 45% of the TDC of our CEO and 31% of the TDC of our other NEOs.

The following table shows how the Company's grant date value of long-term equity awards to our CEO compares to the awards to the CEOs of our Benchmarking Peers.

MGIC's CEO Long-Term Equity Awards - Percentile Rank Among our Benchmarking Peers

	MGIC Grant Date Stock Price	MGIC Percentile Rank	
		2016 Peer Group	2017 Peer Group
2015 Long-Term Equity Awards	$8.98	70th	64th
2016 Long-Term Equity Awards	$5.66	15th	22nd
2017 Long-Term Equity Awards (2016 awards for peers)	$10.41	28th	42nd

Below is a discussion of our 2016 and 2015 long-term equity awards; our 2014 long-term equity awards, which is provided for comparison purposes and because a portion of the long-term equity awards granted in 2014 vested in 2016; and our 2017 long-term equity awards.

2016 and 2015 Performance-Based Long-Term Equity Awards – BV (Book Value) Awards. Beginning in 2015, full vesting of performance-based equity awards requires achievement of a three-year cumulative book value growth goal. Our three-year awards granted in 2014 and earlier used annual (not cumulative) measurements to determine vesting. Book value growth was chosen as the vesting goal in part because of its simplicity and relevance to management and investors. Book value growth measures cumulative build-up of equity in the Company; we believe its use as a metric aligns executive compensation with the financial strength of the Company.

BV Awards represented 80% of the long-term equity awards granted in each of January 2016 and 2015 to the CEO and NEOs who were Executive Vice Presidents ("EVPs") and 60% of the awards to NEOs who were Senior Vice Presidents ("SVPs"). Vesting for these awards will occur over a three-year period, based on achievement of a three-year cumulative goal for growth in adjusted book value ("ABV") per share. Partial vesting may occur annually (up to a maximum of 1/3 for the first year and 2/3 for the first and second years combined) based on progress against the three-year cumulative goal. ABV per share is a non-GAAP financial measure. For a description of how we calculate this measure and for a reconciliation of this measure to its nearest comparable GAAP measure, see Appendix A to this Proxy Statement.

The table below shows:
- the three-year cumulative goal for vesting of the 2016 and 2015 BV Awards,
- the 2016 and 2015 growth in adjusted book value per share as calculated for each of the awards, and
- the resulting 2016 vesting percentage.

The three-year cumulative goal set for 2015 equity awards was 51% higher than three times the one-year growth achieved in 2014. The three-year cumulative goal for 2016 equity awards represented a 14.9% annual growth in ABV.

Growth in Adjusted Book Value per Share for 2016 and 2015 Equity Awards

	3-year Cumulative Goal	2015 Actual Growth	2016 Actual Growth	2016 Vesting %
2016 BV Awards	$3.49	-	$0.94	26.9%
2015 BV Awards	$3.39	$1.21	$1.40	33.3%

2016 and 2015 Other Long-Term Equity Awards - CR (Combined Ratio) Awards. The remaining 20% of the long-term equity awards granted in January 2016 and January 2015 to the CEO and NEOs who were EVPs, and 40% of the awards to NEOs who were SVPs, vest through continued service during a three-year performance period, if the Combined Ratio is less than 40%. The Committee adopted a performance goal for these awards to further align the interests of our NEOs with shareholders and to qualify the awards for the performance-based compensation exception under Section 162(m) of the Internal Revenue Code. See "Other Aspects of Our Executive Compensation Program – Tax Deductibility Limit" in this CD&A. One-third of the CR Awards are scheduled to vest in each of the three years after they are granted.

The CR Awards, as granted, provided that any awards that did not vest in a particular year because we failed to meet the performance goal would remain eligible for vesting if we met the performance goal in a future year, except that any of the awards that had not vested after five years would be forfeited (sometimes referred to as a "retesting feature"). In response to feedback from our investors and a proxy governance firm, in 2016, our NEOs agreed to waive this retesting feature. Instead, if the performance goal is not met for a particular year, the awards that were scheduled to vest that year will be forfeited.

For 2016, the Combined Ratio was 18.4% (Expense Ratio of 15.3% and Loss Ratio of 3.1%). As a result, the portions of the 2016 and 2015 awards that were scheduled to vest in February 2017 did vest.

With respect to all of these awards, dividends are not paid currently, but when awards vest, a payment is made equal to the dividends that would have been paid had those vested awards been entitled to receive current dividends. We have not paid dividends since 2008 and do not anticipate paying dividends in the foreseeable future.

2014 Long-Term Equity Awards. Vesting for 80% of our 2014 long-term equity awards to our then-NEOs depended on actual performance for each year in the three-year performance period against goals for the Loss Ratio, the Expense Ratio, and our MGIC subsidiary's market share of flow new insurance written. The three performance goals were equally weighted for vesting purposes and each was assigned a Threshold, Target and Maximum performance level.

Vesting for awards granted in 2014 was determined in February of each of 2015, 2016 and 2017, based on performance during the prior year. In March 2017, 29.5% of the performance-based equity awards granted in 2014 to the then-NEOs vested and the 4.1% that had not vested in the three-year period was forfeited.

The remaining 20% of our 2014 long-term equity awards to our then-NEOs were CR Awards similar to those granted in 2016 and 2015. For 2016, we met our Combined Ratio performance goal for those awards and the portions scheduled to vest in February 2017 did vest.

2017 Long-Term Equity Awards. To further align our long-term equity awards with the interests of shareholders, the 2017 awards reflect the following changes compared to the 2016 awards.

Change		Explanation
100% Cliff Vesting	▶	The 2016 BV Awards were subject to partial vesting each year, while the 2017 BV Awards only cliff vest after three years based on cumulative achievement of an ABV per share growth goal.
100% BV Awards	▶	While 2016 BV Awards represented 80% of the equity awards granted to our CEO and EVPs in 2016, BV Awards represent 100% of the equity awards to these officers in 2017.
Reduced Number of Units Awarded	▶	We awarded approximately the same number of RSUs to our CEO and other NEOs each year during 2012-2016. The price of our stock was extremely volatile during this period; its closing price on the award dates in each of those years was $3.95, $2.75, $8.43, $8.98, and $5.66. Given the bounds of this price range, the Committee believed that reducing the number of shares when the price went up and increasing it when the price went down would not foster proper alignment with shareholders. However, we previously said that if our stock price changed materially, the Committee would review the appropriateness of maintaining the historical award levels. Given the increase in our stock price from the 2016 grant date, a general sustained increase in its price since mid-2012, and our return to sustained profitability, the Committee reduced the number of shares awarded in 2017 by 12% compared to the number granted in 2016.

Pension Plan

Our executive compensation program includes a qualified pension plan and a supplemental executive retirement plan. We believe retirement plans are an important element of a competitive compensation program. These plans compute retirement benefits based only on current cash compensation (salary and annual bonus) and therefore do not include longer-term incentives that can result in substantial increases in pension value. We also offer a broad-based 401(k) plan to which we make contributions in cash. A description of our pension plan can be found following the table titled "Pension Benefits at 2016 Fiscal Year-End" in "Compensation and Related Tables" below.

Perquisites

To avoid an entitlement mentality, the perks we provide to our NEOs are minimal, ranging from $800 to $5,400. The 2016 perks included club dues and expenses, a parking space at our headquarters and spouse travel in connection with conferences attended by our CEO.

OTHER ASPECTS OF OUR EXECUTIVE COMPENSATION PROGRAM

No Employment Agreements

Our CEO and other NEOs do not have employment agreements other than those discussed below that become effective upon a change in control.

Stock Ownership by Named Executive Officers

Stock Ownership Guidelines. We have stock ownership guidelines for our executive officers to encourage them to maintain an ownership interest in the Company and to mitigate potential risks from incentive arrangements. Stock considered owned consists of shares owned outright by the executive (including shares in the executive's account in our 401(k) plan), and unvested restricted stock and RSUs scheduled to vest within one year (assuming ratable vesting over the performance period).

As noted above, in January 2017, the Committee changed the stock ownership guidelines to be stock valued at 6 times base salary for our CEO and stock valued at 3 times base salary for the other NEOs. Until the guideline is met, an NEO must not dispose of the portion of shares received upon vesting of equity awards equal to the lower of 25% of the shares that vested and 50% of the shares that were received by the NEO after taking account of shares withheld to cover taxes.

Each of our NEOs is in compliance with our stock ownership policy. The table below shows the revised guidelines, shares considered owned as of December 31, 2016 for purposes of the revised guidelines, and the multiple of base salary represented by that ownership for our CEO and all other NEOs.

	Guideline (value of shares)	Actual Ownership (value at 12/31/16)	Actual Ownership as a Multiple of Base Salary
CEO	$4,944,000	$11,667,173	14.2 x
Total Other NEOs	$5,946,100	$11,492,486	5.5 x

Equity Holding Post-Vesting Requirement. A portion of equity awards granted to our NEOs and other executive officers must not be sold for one year after vesting. The number of shares that must not be sold is the lower of 25% of the shares that vested and 50% of the shares that were received by the officer after taking account of shares withheld to cover taxes. The holding period may end before one year if the officer is no longer required to report their equity transactions to the SEC. The holding period does not apply to involuntary transactions, such as would occur in a merger, and for certain other dispositions.

Excluding shares withheld from equity awards for income tax withholding, the last time any of our current or past NEOs sold our stock while an NEO was more than 11 years ago.

Hedging and Pledging Prohibitions

Under our hedging policy, our directors, NEOs and other executive officers may not enter into hedging transactions referencing the Company's equity securities, which for these purposes include, but are not limited to, vested and unvested RSUs and company stock held directly or indirectly. Under our pledging policy, those same individuals may not hold Company securities in a margin account or pledge Company securities as collateral for a loan.

"Clawback" Policy

Under our "clawback" policy, the Company will seek to recover from any executive officer, to the extent the Committee deems appropriate, amounts associated with cash incentive compensation that was earned and equity awards that vested based on achievement of a performance goal if a subsequent financial restatement shows that such compensation should not have been paid.

Change in Control Provisions

Each of our NEOs is a party to a Key Executive Employment and Severance Agreement with us (a "KEESA"), as described in the section titled "Potential Payments Upon Termination or Change-in-Control – Change in Control Agreements" below. No executive officer has an employment or severance agreement, other than these agreements. The period for which our KEESAs provide employment protection ends on the third anniversary of the date of a change in control. Our KEESAs provide for a cash termination payment in two lump sums (or one lump sum if neither the Company nor any affiliate's stock is publicly traded) only after both a change in control and a specified employment termination (a "double trigger"). Our KEESAs provide for "double trigger" vesting of equity awards: there must be a change in control and an employment termination.

The agreements for our equity awards made in January 2017 and January 2016 provide that the equity will not vest upon a change in control if the Committee reasonably determines in good faith prior to the occurrence of the change in control that the awards will be assumed or replaced by the employee's employer immediately following the change in control with an alternative award meeting specified requirements.

Our KEESAs do not contain a gross-up by the Company for any excise tax payments resulting from payments upon a change in control. For participants with KEESAs effective on or after October 23, 2014, and/or who have reached age 62, payments under the KEESAs or under any other agreement with or plan of the Company are capped by reducing such payments to an amount that will not trigger payment of federal excise taxes on such payment. For participants with KEESAs effective before October 23, 2014, and who are younger than age 62, payments under the KEESAs or under any other agreement with or plan of the Company are similarly reduced only if the resulting after-tax value to the participant of the total payments upon a change in control is greater than the after-tax value to the participant if the cash payments were not so reduced with the participant responsible for the excise taxes.

For additional information about our KEESAs, see "Compensation and Related Tables – Potential Payments Upon Termination or Change-in-Control – Change in Control Agreements" below.

No Stock Option Repricing

Our 2011 Omnibus Incentive Plan and our 2015 Omnibus Incentive Plan both prohibit the repricing of stock options, either by amending existing options to lower the exercise price, by granting new options having a lower exercise price in exchange for outstanding options having a higher exercise price or replacing underwater options with cash or other securities, unless such re-pricing is approved by shareholders.

Tax Deductibility Limit

Under Section 162(m) of the Internal Revenue Code, certain compensation in excess of $1 million paid during a year to any of the NEOs (other than the CFO) for that year is not deductible. Although the rules governing these requirements are complex, we believe all of our compensation for 2016 qualifies as tax-deductible. However, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and related regulations, and the fact that such regulations and interpretations may change from time to time (with potentially retroactive effect), there is no certainty that compensation intended by the Committee to satisfy the requirements for deductibility under Section 162(m) will be deductible. In addition, the Committee may determine to administer our compensation programs in a manner that does not satisfy the requirements of Section 162(m) in order to achieve a result that the Committee determines to be appropriate.

In making decisions about executive compensation, we also consider the impact of other regulatory provisions, including the provisions of Section 409A of the Internal Revenue Code regarding non-qualified deferred compensation and the change in control provisions of Section 280G of the Internal Revenue Code.

Process for Approving Compensation Components

The Committee's practice for many years has been to make equity awards and approve new salaries and bonuses, if any, at its meeting in late January, which normally follows our announcement of earnings for the prior year. The Committee also may approve changes in compensation at other times throughout the year.

The Committee has not adjusted executive officers' future compensation based upon amounts realized or forfeited pursuant to previous equity awards.

COMPENSATION COMMITTEE REPORT

Among its other duties, the Committee assists the oversight by the Board of Directors of MGIC Investment Corporation's executive compensation program, including approving corporate goals relating to compensation for the CEO and senior officers, evaluating the performance of the CEO and determining the CEO's annual compensation and approving compensation for MGIC Investment Corporation's other senior executives.

The Committee reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based upon this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in MGIC Investment Corporation's Proxy Statement for its 2017 Annual Meeting of Shareholders.

Members of the Management Development, Nominating and Governance Committee:
Kenneth M. Jastrow, II, Chair
Cassandra C. Carr
Michael E. Lehman

COMPENSATION AND RELATED TABLES

Summary Compensation Table

The following provides certain information about the compensation of our NEOs in 2014 through 2016. Other tables that follow provide more detail about the specific types of compensation.

Name and Principal Position	Year	Salary ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3] ($)	All Other Compensation[4] ($)	Total ($)
Patrick Sinks[5]	2016	818,462	1,664,040	2,200,000	1,100,922	14,850	5,798,274
President and Chief	2015	769,331	3,143,000	2,200,000	455,612	14,600	6,582,543
Executive Officer	2014	618,623	1,519,288	1,360,000	949,765	14,350	4,462,026
Timothy Mattke	2016	511,539	570,528	1,093,900	246,002	14,850	2,436,819
Executive Vice	2015	464,231	1,077,600	1,096,900	101,070	14,600	2,754,401
President and	2014	327,697	828,703	755,000	130,869	14,350	2,056,619
Chief Financial Officer							
Gregory Chi[6]	2016	313,077	219,155	510,700	220,190	14,850	1,277,972
Senior Vice President -	2015	303,923	395,120	440,600	147,744	14,600	1,301,987
Info Services							
Jeffrey Lane	2016	815,385	570,528	1,128,000	455,896	14,850	2,984,659
Executive Vice	2015	797,600	1,077,600	1,129,800	238,920	14,600	3,258,520
President and	2014	774,362	828,703	1,200,000	717,037	14,350	3,534,452
General Counsel							
Stephen Mackey[6]	2016	434,846	570,528	837,000	30,094	10,600	1,883,068
Executive Vice							
President and Chief							
Risk Officer							

(1) Our stock awards are granted under programs described in "Components of our Executive Compensation Program — Long-Term Equity Awards" in our CD&A. The amounts shown in this column represent the grant date fair value of the restricted equity awards granted to named executive officers in the years shown, computed in accordance with FASB ASC Topic 718. The fair value of restricted equity is based on the closing price of our Common Stock on the New York Stock Exchange on the date of grant. The vesting of all of the awards represented in this column is subject to our meeting certain performance conditions. In accordance with the rules of the SEC, all of the figures in this column represent the value at the grant date based upon the probable outcome of the applicable performance conditions as of the grant date. If the full value of the applicable awards for 2016, 2015 and 2014 were shown, assuming the highest levels of the applicable performance conditions were achieved, rather than an amount based upon the probable outcome of the applicable performance conditions, then the amounts shown would have been:

Name	2016	2015	2014
Patrick Sinks	$ 1,981,000	$ 3,143,000	$ 1,854,600
Timothy Mattke	679,200	1,077,600	1,011,600
Gregory Chi	249,040	395,120	See Note[6]
Jeffrey Lane	679,200	1,077,600	1,011,600
Stephen Mackey	679,200	See Note[6]	See Note[6]

(2)   Our 2016 bonus program is described in "Components of our Executive Compensation Program — Annual Bonus" in our CD&A. The percentage of the maximum bonuses paid was calculated based on a formula which compares actual performance to threshold, target and maximum performance achievement levels for five different financial performance goals (each with specific weights and in total weighted 75%) and a subjective assessment of performance against five different business objectives (each with the same weight and in total weighted 25%). Our 2014 and 2015 bonus programs were structurally similar to the 2016 bonus program. All goals for the 2014-2016 bonus programs were considered and approved by the Management Development, Nominating and Governance Committee.

(3)   The Company does not maintain a nonqualified deferred compensation plan for its employees. The amounts shown in this column reflect, if positive, the sum of (a) the aggregate change in present value of accumulated pension benefits during the year pursuant to our Pension Plan and our Supplemental Executive Retirement Plan ("SERP") when retirement benefits are also provided under the SERP, and (b) in-service distributions the named executive officer received from our SERP during the year.

The aggregate change in present value of accumulated pension benefits represents:

- For other than Mr. Mackey, the difference between (a) the present value of the annual pension payments that the named executive officer would be entitled to receive beginning at age 62, or current age if older than 62, and continuing for his life expectancy determined at the end of the year shown and by assuming that the officer's employment with us ended on the last day of the year shown, and (b) the same calculation done as if the officer's employment had ended one year earlier.

- For Mr. Mackey, the difference between (a) the present value as of December 31, 2016 of the accumulated benefit under the "Cash Component" (described following the table titled "Pension Benefits at 2016 Fiscal Year-End") of our Pension Plan, and (b) the same calculation as of December 31, 2015.

The amounts shown assume each executive is 100% vested in his pension benefits; however, Mr. Chi is 40% vested and Mr. Mackey is 0% vested.

For all years shown, the change in the present value of accumulated pension benefits between years represents the net result of (a) the officer being one year closer to the receipt of the pension payments, which generally means the present value is higher, and the annual pension payment (for Mr. Mackey, his accumulated benefit) is higher due to the additional benefit earned because of one more year of employment; (b) a change in actuarial assumptions used to calculate the benefit, primarily changes in the discount rate used to calculate the present value at the end of each of those years; (c) a decrease for the effect of distributions that the NEOs received from our SERP; and (d) an increase for in-service distributions the named executive officer received from our SERP. For each NEO, the change for 2016, 2015 and 2014 consists of:

	2016		2015		2014	
Name	Change in Actuarial Assumptions	Change Due to Other Factors	Change in Actuarial Assumptions	Change Due to Other Factors	Change in Actuarial Assumptions	Change Due to Other Factors
Patrick Sinks	$ 176,166	$ 924,756	(200,769)	$ 656,381	$ 482,826	$ 466,939
Timothy Mattke	56,713	189,289	(47,985)	149,055	71,878	59,291
Gregory Chi	28,120	192,070	(29,433)	177,177	See Note[6]	See Note[6]
Jeffrey Lane	96,390	359,506	(138,269)	377,189	405,696	311,341
Stephen Mackey	(426)	30,520	See Note[6]	See Note[6]	See Note[6]	See Note[6]

See Note 11 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2016 for additional information regarding the assumptions made in arriving at these amounts.

See information following the table titled "Pension Benefits at 2016 Fiscal Year-End" below for a summary of our Pension Plan and our SERP.

(4)   Amounts in this column for 2016 consist of matching 401(k) contributions and discretionary retirement plan contributions.

(5)   Mr. Sinks assumed the position of Chief Executive Officer on March 1, 2015. His 2015 compensation generally represents a full year of compensation as CEO, with the exception of his January and February 2015 base salary, which he earned at a lower rate while President and Chief Operating Officer.

(6)   No compensation data is provided for years prior to Messrs. Chi and Mackey becoming an NEO.

2016 Grants of Plan-Based Awards

The following table shows the grants of plan-based awards to our NEOs in 2016.

Name	Type of Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards[2] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
Patrick Sinks	Other[3]	1/25/2016				0	70,000	70,000	396,200
	Performance Based[4]	1/25/2016	0	1,236,000	2,472,000	0	224,000	280,000	1,267,840
Timothy Mattke	Other[3]	1/25/2016				0	24,000	24,000	135,840
	Performance Based[4]	1/25/2016	0	579,400	1,158,800	0	76,800	96,000	434,688
Gregory Chi	Other[3]	1/25/2016				0	17,600	17,600	99,616
	Performance Based[4]	1/25/2016	0	283,700	567,400	0	21,120	26,400	119,539
Jeffrey Lane	Other[3]	1/25/2016				0	24,000	24,000	135,840
	Performance Based[4]	1/25/2016	0	597,487	1,194,973	0	76,800	96,000	434,688
Stephen Mackey	Other[3]	1/25/2016				0	24,000	24,000	135,840
	Performance Based[4]	1/25/2016	0	492,550	985,100	0	76,800	96,000	434,688

(1)   Our Non-Equity Incentive Awards are described in "Components of our Executive Compensation Program — Annual Bonus" in our CD&A.

(2)   All of the figures in this column represent the value of stock unit awards at the grant date based upon the probable outcome of the applicable performance conditions as of the grant date. The grant date fair value is based on the New York Stock Exchange closing price on the day the award was granted.

(3)   These are the CR Awards described in "Components of our Executive Compensation Program — 2016 and 2015 Other Long-Term Equity Awards – CR (Combined Ratio) Awards" in our CD&A.

(4)   For Equity Incentive Plan Awards, these are the BV Awards described in "Components of our Executive Compensation Program — 2016 and 2015 Performance-Based Long-Term Equity Awards – BV (Book Value) Awards" in our CD&A.

Outstanding Equity Awards at 2016 Fiscal Year-End

The following table shows our NEOs' equity awards outstanding on December 31, 2016.

| Name | Number of Shares or Units of Stock That Have Not Vested[1] (#) | Market Value of Shares or Units of Stock That Have Not Vested[2] ($) | Equity Incentive Plan Awards | |
			Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2] ($)
Patrick Sinks	—	—	595,975	6,072,985
Timothy Mattke	—	—	217,824	2,219,627
Gregory Chi	5,868	59,795	68,328	696,262
Jeffrey Lane	—	—	217,824	2,219,627
Stephen Mackey	—	—	121,472	1,237,800

(1)   Consists of restricted equity granted to Mr. Chi on January 27, 2014, prior to his becoming a named executive officer. Those awards vest in February in each of the first three years following the grant date and are not subject to performance targets.

(2)   Based on the closing price of the Common Stock on the New York Stock Exchange at 2016 year-end, which was $10.19.

(3)   Consists of:

(a)   Performance-based restricted equity granted January 27, 2014; January 26, 2015; and January 25, 2016 (other than to Mr. Mackey) that will vest in February or March in each of the first three years following the grant dates if we meet certain performance targets (with the vesting amounts, if any, dependent upon our performance).

Vesting for the awards granted in 2016 will occur based on achievement of a three-year cumulative goal for growth in adjusted book value per share. For more information, see "Components of our Executive Compensation Program — 2016 and 2015 Performance-Based Long-Term Equity Awards – BV (Book Value) Awards" in our CD&A. The 2016 awards are reported in the table titled "2016 Grants of Plan-Based Awards" above. Vesting for the awards granted in 2015 occur in a similar manner to the vesting of the awards granted in 2016. Vesting for the awards granted in 2014 will occur based on achievement of three performance goals. For more information, see "Components of our Executive Compensation Program — 2014 Long-Term Equity Awards" in our CD&A.

(b)   Other restricted equity granted January 27, 2014 (other than to Messrs. Chi and Mackey); January 26, 2015 (other than to Mr. Mackey); and January 25, 2016; in each case, one-third of the units awarded will vest in February in each of the first three years following the grant dates if we meet certain performance targets.

(c)   Other restricted equity granted July 22, 2015 to Mr. Mackey, one-third of which will vest in July in each of the first three years following the grant date if we meet certain performance targets.

The number of units that are included in this column is a representative number of units that would vest based on performance for the last completed year (2016), or if the payout is based on performance to occur over more than one year, the last completed fiscal years over which performance is measured.

2016 Option Exercises and Stock Vested

The following table shows the vesting of grants of plan based stock awards to our NEOs in 2016. There were no options exercised in 2016.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting**[1]**($)**
Patrick Sinks	259,955	1,907,887
Timothy Mattke	90,055	657,173
Gregory Chi	43,842	312,703
Jeffrey Lane	118,176	867,269
Stephen Mackey	10,000	69,200

(1)   Value realized is the market value at the close of business on the vesting date. None of our named executive officers sold any shares in 2016 though some shares that vested were withheld to pay taxes due as a result of the vesting of the shares.

Pension Benefits at 2016 Fiscal Year-End

The following table shows the present value of accrued pension plan benefits for our NEOs as of December 31, 2016.

Name	**Plan Name**[1]	**Number of Years Credited Service (#)**	**Present Value of Accumulated Benefit**[2]**($)**	**Payments During Last Fiscal Year**[3]**($)**
Patrick Sinks	Qualified Pension Plan	38.4	2,734,641	—
	Supplemental Executive Retirement Plan	38.4	2,241,268	26,323
Timothy Mattke	Qualified Pension Plan	10.6	455,090	—
	Supplemental Executive Retirement Plan	10.6	155,359	—
Gregory Chi	Qualified Pension Plan	4.9	571,234	—
	Supplemental Executive Retirement Plan	4.9	111,950	—
Jeffrey Lane[4]	Qualified Pension Plan	20.3	2,550,823	—
	Supplemental Executive Retirement Plan	20.3	1,803,169	16,731
Stephen Mackey	Qualified Pension Plan	1.5	16,563	—
	Supplemental Executive Retirement Plan	1.5	20,734	—

(1)   See below for a summary of these plans.

(2)   The amount shown in this column, for other than Mr. Mackey, is the present value of the annual pension payments that the named executive officer would be entitled to receive beginning at age 62 (which is the earliest age that unreduced benefits under the Qualified Pension Plan and SERP may be received), or current age if older than 62, and continuing for his life expectancy determined at the end of 2016 and by assuming that the officer's employment with us ended on the last day of that year. See Note 11 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2016 for the discount rate used to calculate the present value of benefits under these plans. The amount shown in this column for Mr. Mackey is the present value as of December 31, 2016 of the accumulated benefit under the "Cash Component" (described below) of our Pension Plan, assuming retirement at age 65 (the earliest age at which unreduced benefits may be received under the Cash Component of the Pension Plan). The amounts shown assume that each executive is 100% vested in his pension benefit; however, Mr. Chi is 40% vested and Mr. Mackey is 0% vested.

(3)   For Messrs. Sinks and Lane, the amounts shown in this column represent distribution amounts received from the MGIC SERP during the fiscal year ended December 31, 2016, to pay the employee portion of the Social Security tax attributable to benefits earned under the plan during fiscal year 2016, as well as amounts distributed to cover the income tax thereon.

(4)   Includes an annual benefit of $34,000 credited to Mr. Lane as part of his initial employment. This amount represents $424,289 of the present value of Mr. Lane's benefits.

The Pension Plan has been redesigned, effective January 1, 2014. As described below, under the redesigned Pension Plan and SERP, employees hired after December 31, 2013 accrue retirement benefits under a cash balance formula (the "Cash Balance Component"). Employees hired prior to January 1, 2014 continue to accrue benefits under the current Pension Plan design through December 31, 2018 (the "Prior Plan Component"). Effective January 1, 2019, all participants will accrue benefits under the Cash Balance Component.

Named Executive Officers Hired Prior to January 1, 2014

During 2016, the NEOs (other than Mr. Mackey, who was hired in 2015) continued to accrue benefits under the Prior Plan Component. Under the Pension Plan and the SERP taken together within the Prior Plan Component, those executive officers each earn an annual pension credit for each year of employment equal to 2% of the officer's eligible compensation for that year. Eligible compensation is limited to salaries, wages, cash bonuses (which for this purpose also includes payments listed in the Non-Equity Incentive Compensation Plan column in the Summary Compensation Table), and the portion of cash bonuses deferred and converted to restricted equity bonuses (applicable for bonuses for 1999 through 2006 performance). At retirement, the annual pension credits are added together to determine the employee's accrued pension benefit. However, the annual pension credits for service prior to 1998 for each employee with at least five years of vested service on January 1, 1998 will generally be equal to 2% of the employee's average eligible compensation for the five years ended December 31, 1997. Eligible employees with credited service for employment prior to October 31, 1985 also receive a past service benefit, which is generally equal to the difference between the amount of pension the employee would have been entitled to receive for service prior to October 31, 1985 under the terms of a prior plan had such plan continued, and the amount the employee is actually entitled to receive under an annuity contract purchased when the prior plan was terminated. Retirement benefits vest on the basis of a graduated schedule over a seven-year period of service. Full pension benefits are payable in monthly installments or a lump-sum upon retirement at or after age 65 with at least five years of service (age 62 if the employee has completed at least seven years of service). Any supplemental executive retirement benefits are payable in a lump sum six months after service with the company ends. In addition, reduced benefits are payable beginning at any age following termination. Mr. Lane is eligible for his full retirement benefits.

If the employment of our active NEOs (other than Mr. Mackey) terminated effective December 31, 2016, the annual amounts payable to them at age 62 (or current age if older than 62) under the Pension Plan and the SERP would have been Mr. Sinks – $210,000; Mr. Mattke – $78,044; Mr. Chi – $19,770; and Mr. Lane – $210,000; and the lump-sum payment for supplemental executive retirement benefits would have been: Mr. Sinks – $2,465,030; Mr. Mattke – $381,582; Mr. Chi – $55,488; and Mr. Lane – $1,851,114. As of December 31, 2016, Mr. Lane was eligible to receive this level of benefit because he was over the age of 62 and had more than seven years' tenure. As of December 31, 2016, Messrs. Sinks, Mattke and Chi were each eligible to receive reduced benefits under these plans upon termination of employment. If their employment had been terminated effective December 31, 2016, the annual amounts payable under these plans had each one elected to begin receiving annual payments immediately would have been: Mr. Sinks – $185,850; Mr. Mattke – $9,672; and Mr. Chi – $10,574; and the lump-sum payment for supplemental executive retirement benefits would have been: Mr. Sinks – $2,270,434; Mr. Mattke – $94,538; and Mr. Chi – $34,116. Mr. Chi's benefits reflect that he was 40% vested in his pension benefits as of December 31, 2016. The discount rate and post-retirement mortality assumptions used to calculate the lump-sum payments differ from the factors used in our financial statements.

Named Executive Officers Hired on or after January 2, 2014

Mr. Mackey's accumulated benefit in the Cash Balance Component of the Pension Plan is based on an annual credit of 4% of his plan eligible compensation (described above) and an annual interest credit based on the yield of the 30-year Treasury securities. Similar to the Prior Plan Component of the Pension Plan, benefits in excess of the qualified plan are eligible for accrual in the SERP. Benefits in the Cash Balance Component fully vest upon the earlier of three years of service or attainment of normal retirement age, therefore, if Mr. Mackey's employment terminated effective December 31, 2016, no benefit would be payable to him.

Potential Payments Upon Termination or Change in Control

The following table summarizes the estimated value of payments to each of the NEOs assuming the triggering event or events indicated occurred on December 31, 2016.

Name	Termination Scenario	Total ($)	Cash Payment[1] ($)	Value of Restricted Equity and Stock Options that will Vest on an Accelerated Basis[2] ($)	Value of Restricted Equity and Stock Options Eligible for Continued Vesting[2] ($)	Value of Other Benefits[3] ($)
Patrick Sinks	Change in control with qualifying termination	12,344,025	5,470,374	6,697,184	—	176,467
	Change in control without qualifying termination	752,063	—	752,063	—	—
	Death	6,697,184	—	6,697,184	—	—
Timothy Mattke	Change in control with qualifying termination	5,440,197	2,846,095	2,448,535	—	145,567
	Change in control without qualifying termination	410,209	—	410,209	—	—
	Death	2,448,535	—	2,448,535	—	—
Gregory Chi	Change in control with qualifying termination	2,409,172	1,511,621	807,975	—	89,576
	Change in control without qualifying termination	60,610	—	60,610	—	—
	Death	807,975	—	807,975	—	—
Jeffrey Lane	Change in control with qualifying termination	6,414,895	3,811,335	2,448,535	—	155,025
	Change in control without qualifying termination	410,209	—	410,209	—	—
	Retirement	1,225,735	—	—	1,225,735	—
	Death	2,448,535	—	2,448,535	—	—
Stephen Mackey	Change in control in qualifying termination	1,270,750	—	1,270,750	—	—
	Change in control without qualifying termination	—	—	—	—	—
	Death	1,426,600	—	1,426,600	—	—

(1)   As described further in "Change in Control Agreements and Severance Pay" below, each of our current NEOs is a party to a Key Executive Employment and Severance Agreement ("KEESA") that may provide for payments after a change in control. A qualifying termination is a termination within three years after the change in control by the Company other than for cause, death or disability or by the executive for good reason. Amounts are payable in one or two lump sums, depending on limits on amounts that may be paid within six months under applicable tax rules and regulations. The first lump sum is payable within 10 business days after the termination date and the second lump sum, if required by applicable tax rules and regulations, is payable six months thereafter.

For KEESA participants who have reached age 62 or whose KEESAs are dated after October 22, 2014, payments under the KEESAs were capped by reducing such payments to an amount that will not trigger payment of federal excise taxes on such payment. For KEESA participants who are younger than age 62 and whose KEESAs are dated on or before October 22, 2014, payments under the KEESAs are similarly reduced only if the resulting after-tax value to the participant of the total payments upon a change in control was greater than the after-tax value to the participant if the cash payments were not so reduced with the participant responsible for the excise taxes. The reductions in cash payments were as follows: Mr. Chi — $28,284; Mr. Lane — $700,432; and Mr. Mackey — $2,376,835. In addition, Mr. Mackey's other benefits were reduced by $116,092 and the value of his equity that would vest on an accelerated basis was reduced by $155,850 (or 15,295 restricted stock units). No reduction has been made for Mr. Sinks or Mr. Mattke.

(2)   The value attributed to restricted stock that accelerates or is eligible for continued vesting is calculated using the closing price on the New York Stock Exchange on December 31, 2016 (which is a higher valuation than that specified by IRS regulations for tax purposes). The accelerated vesting occurs as a result of the terms of the restricted stock award, not under the KEESA.

(3)   In connection with a change in control, other benefits include three years of health and welfare benefits, outplacement costs, and an allowance for tax, legal and accounting fees.

Change in Control Agreements and Severance Pay

Key Executive Employment and Severance Agreement: Each of our NEOs is a party to a Key Executive Employment and Severance Agreement with us (a "KEESA"). If a change in control occurs and the executive's employment is terminated within three years after the change in control (this period is referred to as the employment period), other than for cause, death or disability, or if the executive terminates his employment for good reason, the executive is entitled to receive a termination payment of twice the sum of his annual base salary, his maximum bonus award and an amount for pension accruals and profit sharing and matching contributions to our tax-qualified defined contribution plan, subject to reduction as described below. This termination payment is payable in one or two lump sums, depending on limits on amounts that may be paid within six months under applicable tax rules and regulations. The first lump sum is payable within 10 business days after the termination date and the second lump sum, if required by applicable tax rules and regulations, is payable six months thereafter.

If the employment termination occurs during the employment period but more than three months after the change in control, the termination payment is reduced by an amount corresponding to the portion of the employment period that has elapsed since the date of the change in control. The KEESAs require that, for a period of twelve months after a termination for which a payment is required, the executive not compete with us unless approved in advance in writing by our Board of Directors. The KEESAs also impose confidentiality obligations on our executives.

Under the KEESAs, a change in control generally would occur upon the acquisition by certain unrelated persons of 50% or more of our Common Stock; an exogenous change in the majority of our Board of Directors; certain mergers, consolidations or share exchanges or related share issuances; or our sale or disposition of all or substantially all of our assets. We would have "cause" to terminate an executive under a KEESA if the executive were intentionally to engage in certain bad faith conduct causing demonstrable and serious financial injury to us; to be convicted of certain felonies; or to willfully, unreasonably and continuously refuse to perform his or her existing duties or responsibilities. An executive would have "good reason" under his or her KEESA if we were to breach the terms of the KEESA or make certain changes to the executive's position or working conditions.

While the executive is employed during the employment period, the executive is entitled to a base salary no less than the base salary in effect prior to the change in control and to a bonus opportunity of no less than 75% of the maximum bonus opportunity in effect prior to the change in control. The executive is also entitled to participate in medical and other specified benefit plans. Such benefits include life insurance benefits made available to salaried employees generally and other benefits provided to executives of comparable rank, including stock awards, supplemental retirement benefits and periodic physicals. The value of these benefits cannot be less than 75% of the value of comparable benefits prior to the change in control, except that if the new parent company does not provide stock-based compensation to executives of its U.S. companies of comparable rank, this type of benefit need not be provided and the 75% minimum for other benefits is raised to 100%. If the executive experiences a qualified termination, he is entitled to continued life and health insurance for the remainder of the employment period or, if earlier, the time he obtains similar coverage from a new employer, outplacement services and up to a total of $10,000 to cover tax preparation, legal and accounting services relating to the KEESA termination payment.

Our KEESAs were modified in 2014 to remove the gross-up by the Company for excise tax payments resulting from payments upon a change in control. The form of KEESA is filed as an exhibit to our Form 10-K for the year ended December 31, 2014. The foregoing description is only a summary and is qualified by the actual terms of the KEESA.

Post-Termination Vesting of Certain Restricted Equity Awards: In general, our restricted equity awards are forfeited upon a termination of employment, other than as a result of the award recipient's death (in which case the entire award vests). In general, if employment termination occurs after age 62 for a recipient who has been employed by us for at least seven years, awards granted at least one year prior to the date of the employment termination will continue to vest if the recipient enters into a non-competition agreement with us. One of our current NEOs is 62 or older.

Our equity awards granted before 2015 provide for accelerated vesting upon a change in control. Our equity awards granted in January 2015 provide for accelerated vesting only upon a double trigger event. Our equity awards granted after January 2015 provide that the equity will not vest upon a change in control if the Committee reasonably determines in good faith prior to the occurrence of the change in control that the awards will be assumed or replaced by the employee's employer immediately following the change in control with an alternative award meeting specified requirements. For purposes of the table above, we assume that the awards will be so assumed or replaced.

Severance Pay: Although we do not have a written severance policy for terminations of employment unrelated to a change in control, we have historically negotiated severance arrangements with officers whose employment we terminate without cause. The amount that we have paid has varied based upon the officer's tenure and position.

OTHER MATTERS

Related Person Transactions

Among other things, our Code of Business Conduct prohibits us from entering into transactions in which our "Senior Financial Officers," executive officers or their respective immediate family members have a material personal financial interest (either directly or through a company with which the officer has a relationship) unless all of the following conditions are satisfied:

- the terms of the contract or transaction are fair and equitable, at arm's length and are not detrimental to our interests;

- the existence and nature of the interests of the officer are fully disclosed to and approved by the Audit Committee; and

- the interested officer has not participated on our behalf in the consideration, negotiation or approval of the contract or transaction.

The Code defines a material interest as one in which our officer is a director or officer of the counterparty to the transaction, or our officer or a member of our officer's immediate family has a financial interest in such counterparty that has a value of at least 10% of the value of such counterparty. Our Audit Committee does not consider payments and benefits arising in the ordinary course of employment with us, or through services as a director, to be "transactions" subject to its approval.

In addition, the Code requires Audit Committee approval of all transactions with any director or a member of the director's immediate family, other than transactions involving the provision of goods or services in the ordinary course of business of both parties. The Code contemplates that our non-management directors will disclose all transactions between us and parties related to the director, even if they are in the ordinary course of business.

We have used the law firm of Foley & Lardner LLP as our principal outside legal counsel since the founding of our predecessor company in 1957. Our General Counsel was formerly a partner of that law firm and his wife is currently a partner in that law firm. In 2016, Foley & Lardner was paid $405,505 by us and our consolidated subsidiaries for legal services and in the first three months of 2017, it was paid an additional $23,319. Our Audit Committee has been advised by our General Counsel that his wife does not have a material interest in Foley & Lardner.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors to file reports of their beneficial ownership of our stock and changes in stock ownership with the SEC. Based in part on statements by the directors and executive officers, we believe that all Section 16(a) forms were timely filed by our directors and executive officers in 2016.

ITEM 3 – ADVISORY VOTE ON THE FREQUENCY OF HOLDING FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

We are asking shareholders to vote, on an advisory basis, whether they would like to cast an advisory vote on the compensation of our named executive officers every one, two or three years. Shareholders may indicate one of four choices for this proposal on the proxy card or voting instruction form: one year, two years, three years or abstain.

The Board believes that, as has been the Company's practice for the past six years, annual shareholder advisory votes on the compensation of our executive officers are appropriate. The Board's belief was informed by its experience over the past six years, and its view that in matters of executive compensation it was preferable to have more frequent shareholder feedback even though that schedule could result in undue emphasis being placed on compensation for only a single year.

While this vote is advisory and not binding, the Board and the Management Development, Nominating and Governance Committee will review and consider the voting results when making future determinations of the frequency of advisory votes on executive compensation. Notwithstanding the Board's current recommendation or the voting results, the Board may in the future decide to conduct advisory votes more or less frequently than the shareholders have recommended.

Shareholder Vote Required

The frequency of the advisory vote on executive compensation receiving the greatest number of votes cast in favor of such frequency, whether every year, every two years or every three years, will be the frequency of the advisory vote on executive compensation that stockholders are deemed to have approved. Abstentions and broker non-votes do not constitute a vote for any particular frequency.

> **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR HOLDING THE ADVISORY VOTE ON COMPENSATION OF OUR NEOs ANNUALLY. SIGNED PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR ANNUAL ADVISORY VOTES UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.**

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the oversight by the Board of Directors of the integrity of MGIC Investment Corporation's financial statements, the effectiveness of its system of internal controls, the qualifications, independence and performance of its independent accountants, the performance of its internal audit function, and its compliance with legal and regulatory requirements.

The Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP ("PwC"), MGIC Investment Corporation's independent registered public accounting firm, its audited financial statements for the year ended December 31, 2016. The Audit Committee discussed with PwC the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board ("PCAOB"). The Audit Committee also received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding auditor-audit committee communications about independence and discussed with PwC their independence from MGIC Investment Corporation and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that MGIC Investment Corporation's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2016, which has been filed with the SEC. These are the same financial statements that appear in MGIC Investment Corporation's Annual Report to Shareholders.

Members of the Audit Committee:
Michael E. Lehman, Chair
Daniel A. Arrigoni
Timothy A. Holt
Gary A. Poliner

ITEM 4 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has reappointed the accounting firm of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the year ending December 31, 2017. As a matter of good corporate governance, the Board is seeking shareholder ratification of the appointment even though ratification is not legally required. If shareholders do not ratify this appointment, the Audit Committee will take this into consideration in its future selection of an independent registered public accounting firm. A representative of PwC is expected to attend the Annual Meeting and will be given an opportunity to make a statement and respond to appropriate questions.

In PwC's engagement letter, we expect that we and PwC will agree not to demand a trial by jury in any action, proceeding or counterclaim arising out of or relating to PwC's services and fees for the engagement. We also expect that we will agree that we will not, directly or indirectly, agree to assign or transfer any rights, obligations, claims or proceeds from claims against PwC arising under the engagement letter to anyone. We further expect that the engagement letter will not contain a requirement that we arbitrate any disputes with PwC nor any limitation on our right to damages from PwC.

Audit and Other Fees

For the years ended December 31, 2016 and 2015, PwC billed us fees for services of the following types:

	2016	2015
Audit Fees	$ 2,135,000	$ 2,206,264
Audit-Related Fees	149,838	35,500
Tax Fees	36,074	37,000
All Other Fees	89,970	2,970
Total Fees	$ 2,410,882	$ 2,281,734

Audit Fees include PwC's review of our quarterly financial statements and audit of our year-end financial statements and internal controls over financial reporting. Audit-Related Fees for 2016 represent fees related to debt issuance procedures performed and for 2015 represent Puerto Rico tax filing assistance. Tax Fees include a review of our tax returns. All Other Fees for 2016 and 2015 include subscription fees for an online library of financial reporting and assurance literature, and for 2016 also include a SOC 2 report (SOC is an abbreviation for Service Organization Controls).

The rules of the SEC regarding auditor independence provide that independence may be impaired if the auditor performs services without the pre-approval of the Audit Committee. The Committee's policy regarding pre-approval of audit and allowable non-audit services to be provided by the independent auditor includes a list of services that are pre-approved as they become necessary and the Committee's approving of a schedule of other services expected to be performed during the ensuing year prior to the start of the annual audit engagement. If we desire the auditor to provide a service that is not in either category, the service may be presented for pre-approval by the Committee at its next meeting or may be pre-approved by the Chairperson (or another Committee member designated by the Chairperson). The Committee member approving the service will be given detail regarding the service equivalent to the detail that would be given to the Committee, and the Committee will be notified of the approved service at its next regularly scheduled meeting. We periodically provide the Committee with information about fees paid for services that have been approved and pre-approved. The Audit Committee pre-approved all of the services that PwC provided in 2016.

Shareholder Vote Required

The affirmative vote of a majority of the votes cast on this matter is required for the ratification of the appointment of PwC as our independent registered public accounting firm. Abstentions and broker non-votes, if any, will not be counted as votes cast.

> **YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR RATIFICATION UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.**

HOUSEHOLDING

The broker, bank or other nominee for any shareholder who holds shares in "street name" and is not a shareholder of record may deliver only one copy of this Proxy Statement and the Annual Report to Shareholders to multiple shareholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, a separate copy of this Proxy Statement and the Annual Report to Shareholders to a shareholder at a shared address to which a single copy of the document was delivered. A shareholder who wishes to receive a separate copy of the Proxy Statement and Annual Report to

Shareholders, now or in the future, should submit a request to MGIC by telephone at (414) 347-6480 or by submitting a written request to Investor Relations, MGIC Investment Corporation, P.O. Box 488, MGIC Plaza, Milwaukee, WI 53201. Beneficial owners sharing an address who are receiving multiple copies of the Proxy Statement and Annual Report to Shareholders and wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy be mailed to all shareholders at the shared address in the future.

EXPLANATION AND RECONCILIATION OF OUR USE OF NON-GAAP MEASURES

NON-GAAP MEASURES

We believe that use of the Non-GAAP measures of net operating income and net operating income per diluted share facilitate the evaluation of the company's core financial performance thereby providing relevant information. These measures are not recognized in accordance with accounting principles generally accepted in the United States of America (GAAP) and should not be viewed as alternatives to GAAP measures of performance. The measures described below have been established to increase transparency for the purpose of evaluating our fundamental operating trends.

Net operating income is defined as GAAP net income excluding the after-tax effects of net realized investment gains (losses), gain (loss) on debt extinguishment, net impairment losses recognized in income (loss), infrequent or unusual non-operating items, and the effects of changes in our DTA valuation allowance. The amounts of adjustments to net income are tax effected using a federal statutory tax rate of 35%.

Net operating income per diluted share is calculated by dividing (i) net operating income adjusted for interest expense on convertible debt, share dilution from convertible debt, and the impact of stock-based compensation arrangements consistent with the accounting standard regarding earnings per share, whenever the impact is dilutive, by (ii) diluted weighted average common shares outstanding.

Although net operating income excludes certain items that have occurred in the past and are expected to occur in the future, the excluded items are: (1) not viewed as part of the operating performance of our primary activities; or (2) impacted by both discretionary and other economic factors and are not necessarily indicative of operating trends. These adjustments, along with the reasons for their treatment, are described below. Other companies may calculate these measures differently and, therefore, their measures may not be comparable to those used by us.

(1) *Net realized investment gains (losses).* The recognition of net realized investment gains or losses can vary significantly across periods as the timing of individual securities sales is highly discretionary and is influenced by such factors as market opportunities, our tax and capital profile, and overall market cycles. Trends in the profitability of our fundamental operating activities can be more clearly identified without the fluctuations of these realized investment gains and losses.

(2) *Gains and losses on debt extinguishment.* Gains and losses on debt extinguishment result from discretionary activities that are undertaken to enhance our capital position, improve our debt profile, and/or reduce potential dilution from our outstanding convertible debt issuances; therefore, these activities are not viewed as part of our fundamental operating activities.

(3) *Net impairment losses recognized in earnings.* The recognition of net impairment losses on investments can vary significantly in both size and timing, depending on market credit cycles, individual issuer performance, and general economic conditions. We do not view these impairment losses to be indicative of our fundamental operating activities.

(4) *DTA valuation allowance.* The recognition, or reversal, of a valuation allowance against DTA is subject to significant management judgment and such recognition or reversal may significantly impact the discrete accounting period in which it is recorded. We do not view the reversal of the tax asset valuation allowance as part of our fundamental operating activities.

Reconciliation of Net income to Net operating income

(In thousands)		2016		2015		2014
Net income	$	342,517	$	1,172,000	$	251,949
Effect of change in DTA valuation allowance		—		(847,810)		(88,833)
Adjustments, net of tax[1]:						
Net realized investment gains		(5,806)		(18,435)		(882)
Loss on debt extinguishment		58,845		330		544
Net operating income	$	395,556	$	306,085	$	162,778

[1] Adjustments are tax effected at the Federal Statutory Rate of 35%.

Reconciliation of Net operating income per diluted share to Net income per diluted share

		2016		2015		2014
Net income per diluted share	$	0.86	$	2.60	$	0.64
Effect of change in DTA valuation allowance[1]		—		(1.81)		(0.21)
Net realized investment gains		(0.01)		(0.04)		—
Loss on debt extinguishment		0.14		—		—
Net operating income per diluted share	$	0.99	$	0.75	$	0.43

[1] The change in our DTA valuation allowance includes a $686.7 million reduction to our tax provision for amounts to be realized in future periods, or $1.47 per diluted share.

Adjusted Book Value per Share before Accumulated Other Comprehensive Income is used to determine vesting of the performance-based long-term equity awards granted in 2016. It is calculated by dividing (i) shareholders' equity adjusted to remove the effects of items in Accumulated Other Comprehensive Income (Loss) ("AOCI"), by (ii) common shares outstanding. The effects of items in AOCI are eliminated because they do not and may never flow through the income statement, such as unrealized amounts associated with mark-to-market adjustments on investments, benefit plan adjustments and foreign currency translation income and loss.

Adjusted Book Value per Share before Accumulated Other Comprehensive Income and DTA is used to determine vesting of the performance-based long-term equity awards granted in 2015. It is calculated by dividing (i) shareholders' equity adjusted to remove the effects of items in AOCI and DTA, by (ii) common shares outstanding. The effects of DTA are also eliminated in this calculation because a large increase in shareholders' equity was expected to (and did) accompany the 2015 reversal of the valuation allowance that offsets DTA.

Reconciliation of Book Value per Share to Adjusted Book Value per Share for 2016 Equity Awards

(In thousands, except per share amounts)		2016		2015
Shareholders' Equity (Book Value)	$	2,548,842	$	2,236,140
Divided by Shares Outstanding		340,663		339,657
Book Value per Share	$	7.48	$	6.58
Adjusted Book Value for 2016 Equity Awards (from below)	$	2,623,942	$	2,297,020
Divided by Shares Outstanding		340,663		339,657
Adjusted Book Value per Share for 2016 Equity Awards	$	7.70	$	6.76
Shareholders' Equity (Book Value)	$	2,548,842	$	2,236,140
Accumulated Other Comprehensive Income ("AOCI")		75,100		60,880
Adjusted Book Value for 2016 Equity Awards	$	2,623,942	$	2,297,020

Reconciliation of Book Value per Share to Adjusted Book Value per Share for 2015 Equity Awards

(In thousands, except per share amounts)		2016		2015
Shareholders' Equity (Book Value)	$	2,548,842	$	2,236,140
Divided by Shares Outstanding		340,663		339,657
Book Value per Share	$	7.48	$	6.58
Adjusted Book Value for 2015 Equity Awards (from below)	$	2,016,287	$	1,534,940
Divided by Shares Outstanding		340,663		339,657
Adjusted Book Value per Share for 2016 Equity Awards	$	5.92	$	4.52
Shareholders' Equity (Book Value)	$	2,548,842	$	2,236,140
Accumulated Other Comprehensive Income ("AOCI")		75,100		60,880
DTA		(607,655)		(762,080)
Adjusted Book Value for 2015 Equity Awards	$	2,016,287	$	1,534,940

GLOSSARY OF TERMS AND ACRONYMS

Term	Description
2016 Peer Group	10-company peer group used by the Committee to benchmark 2016 executive compensation.
2017 Peer Group	14-company peer group used by the Committee to benchmark 2017 executive compensation.
Benchmarking Peers	Publicly-traded companies selected by the Committee to be included in the peer group used by the Committee to benchmark executive compensation. Both the 2016 Peer Group and the 2017 Peer Group are Benchmarking Peers.
CD&A	Compensation Discussion & Analysis.
Combined Ratio	The sum of the Loss Ratio and Expense Ratio.
Committee	The Management Development, Nominating and Governance Committee of our Board.
Compensation Consultant	Frederic W. Cook & Co., the Committee's independent compensation consultant.
DTA	Deferred tax assets.
Expense Ratio	Combined insurance operations underwriting expenses divided by net premiums written for the year.
Loss Ratio	Direct (before reinsurance) incurred losses divided by direct earned premiums, in both cases for our MGIC subsidiary's primary new insurance written for the year; incurred losses exclude the effect of losses incurred on notices of default that have not yet been reported to us, which is commonly known as "IBNR."
MGIC	Our wholly-owned subsidiary, Mortgage Guaranty Insurance Corporation.
Named Executive Officers	Our chief executive officer, our chief financial officer and our three other most highly compensated executive officers. The NEOs are the officers listed in the SCT.
NEOs	Named Executive Officers.
ROE	Return on Equity. Unless otherwise indicated, ROE is calculated as GAAP after-tax net income divided by beginning of the year shareholders' equity.
RSUs	Restricted Stock Units.
SCT	Summary Compensation Table that appears on page 43.
Simulated Peer Group	A peer group that resulted from a March 2017 simulation by the Compensation Consultant of the peer selection methodology of a leading proxy governance firm when the four additional companies were added to our 2016 Peer Group in creating the 2017 Peer group.
TDC	Total direct compensation, which consists of base salary, bonus (or non-equity incentive compensation) and equity awards (valued at their grant date value reported in the SCT).
TSR	Total shareholder return.